e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

RECEIVED
2008 OCT 27 A 10: 52
FICE OF INTERNATIONAL

08005576

SUPPL

BY DHL

24 October 2008

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 2801 7238.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited

PROCESSED
OCT 27 2008
THOMSON REUTERS

Lau Wai Ming Raymond
Legal Counsel
Encls.

10/27

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 24 October 2008

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	Date	Entity
1.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months from July 2008 to September 2008	August 2008 – October 2008	SEHK (pursuant to Listing Rules)
2.	Form 3A – Director's/Chief Executive's Notice re Mr. Richard John Siemens's interests in shares of the Company	9 July 2008 11 July 2008 15 July 2008 18 July 2008 22 September 2008 23 September 2008 29 September 2008 30 September 2008 2 October 2008 10 October 2008 14 October 2008 15 October 2008	SFO
3.	Form 3A – Director's/Chief Executive's Notice re Mr. Shane Frederick Weir's interests in shares of the Company	10 October 2008	
4.	Form 3A – Director's/Chief Executive's Notice re Mr. Lim Shyang Guey's interests in shares of the Company	16 October 2008 17 October 2008	
5.	Announcements and Notices – Notice of Board Meeting	8 September 2008	SEHK (pursuant to Listing Rules)

	Document	Date	Entity
6.	Announcements and Notices – Interim Results for the six months ended 30 June 2008	19 September 2008	SEHK (pursuant to Listing Rules)
7.	Interim Report 2008	Despatched on 26 September 2008	
8.	Form N3	21 October 2008	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	08/08/2008 15:31:39	Submitted By 呈交者	00524P02
Date/Time Approved 批准日期/時間	08/08/2008 15:31:43	Approved By 審批者	00524P03
Submission No. 呈交編號	EBIS-080808-00077	Status 狀況	Approved

Issuer 發行人	LM00524 e-KONG Group Limited		
Type of Agent 代理人類別			
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Raymond Lau		
Contact No. 聯絡電話	2801 7188		

RECEIVED
2008 OCT 27 A 10: 22
OFFICE OF INTERNATIONAL

For the month ended : 31/07/2008
截至月份：

Name of Issuer 公司名稱	LM00524 e-KONG Group Limited		
Representative Code/Name 代表代號／姓名			
Contact Person 聯絡人	Raymond Lau		
Contact Telephone No. 聯絡電話	2801 7188	Date submitted 呈交日期	08/08/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- ✔ Ordinary shares 普通股
- Preference shares 優先股
- Equity Warrants 股本權證
- Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 524 Description :
(1) 股份代號： 說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	12,000,000,000	HKD	0.01	120,000,000
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	12,000,000,000	HKD	0.01	120,000,000

(2) Stock Code : Description :
(2) 股份代號： 說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code : Description :
股份代號 : 說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期)				

(dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code :
股份代號 ：

Description :
說明 ：

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 HKD 120,000,000

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／（減少）				
Balance at close of the month 本月底結存	522,894,200			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of	Total	Total No. of

Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Cancelled During the Month 月內已註銷總數	Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0
						○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Total Exercised Money During the Month 月內已行使總金額 HKD 0

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 － 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4.	HKD				○ Ordinary (1) 普通股 (1)

( )	Ordinary (2) 普通股 (2)
Stock Code 股份代號	Preference 優先股
Subscription Price 認購價 HKD	Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	HKD				
Stock Code 股份代號 Conversion Price 換股價 HKD					Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2.	HKD				
Stock Code 股份代號 Conversion Price 換股價 HKD					Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3.	HKD				
Stock Code 股份代號 Conversion Price 換股價 HKD					Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2)

年）

				Preference 優先股 Other Class 其他類別
2. Please Select One	At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Please Select One	At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4. Please Select One	At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
5. **Bonus Issue** **紅股發行**			Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
6. **Repurchase of share** **購回股份**			Cancellation Date: (dd/mm/yyyy) 註銷日期：（日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
7. **Redemption of share** **贖回股份**			Redemption Date: (dd/mm/yyyy) 贖回日期：	○ Ordinary (1) 普通股 (1)

		（日／月／年）	Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
8.**Other** 其他 (Please specify)（請註明）	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 :（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名: Raymond Lau

* Title 職銜: Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

RECEIVED
2008 OCT 27 A 10:22

Monthly Return On Movement of Listed Equity Securities (Form I)

上市股本證券變動月報表（表格 I）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	08/09/2008 16:01:46	Submitted By 呈交者	00524P02
Date/Time Approved 批准日期/時間	08/09/2008 16:01:48	Approved By 審批者	00524P03
Submission No. 呈交編號	EBIS-080908-00093	Status 狀況	Approved

Issuer 發行人	LM00524 e-KONG Group Limited		
Type of Agent 代理人類別			
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Raymond Lau		
Contact No. 聯絡電話	2801 7188		

For the month ended : 31/08/2008
截至月份：

Name of Issuer 公司名稱	LM00524 e-KONG Group Limited		
Representative Code/Name 代表代號／姓名			
Contact Person 聯絡人	Raymond Lau		
Contact Telephone No. 聯絡電話	2801 7188	Date submitted 呈交日期	08/09/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- ✔ Ordinary shares 普通股
- Preference shares 優先股
- Equity Warrants 股本權證
- Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 524
(1) 股份代號：

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	12,000,000,000	HKD	0.01	120,000,000
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	12,000,000,000	HKD	0.01	120,000,000

(2) Stock Code :
(2) 股份代號：

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期)				

(dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 HKD 120,000,000

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／(減少)				
Balance at close of the month 本月底結存	522,894,200			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of	Total	Total No. of

Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Cancelled During the Month 月內已註銷總數	Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0
						○ Ordinary (1) 普通股 (1)
						Ordinary (2) 普通股 (2)
		Total Exercised Money During the Month 月內已行使總金額		HKD	0	Preference 優先股
						Other Class 其他類別

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	HKD				
( )					○ Ordinary (1) 普通股 (1)
Stock Code 股份代號					Ordinary (2) 普通股 (2)
Subscription Price 認購價 HKD					Preference 優先股
					Other Class 其他類別
2.	HKD				
( )					○ Ordinary (1) 普通股 (1)
Stock Code 股份代號					Ordinary (2) 普通股 (2)
Subscription Price 認購價 HKD					Preference 優先股
					Other Class 其他類別
3.	HKD				
( )					○ Ordinary (1) 普通股 (1)
Stock Code 股份代號					Ordinary (2) 普通股 (2)
Subscription Price 認購價 HKD					Preference 優先股
					Other Class 其他類別
4.	HKD				
					○ Ordinary (1) 普通股 (1)

( )		Ordinary (2) 普通股 (2)
Stock Code 股份代號		Preference 優先股
Subscription Price 認購價	HKD	Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	HKD				
Stock Code 股份代號 Conversion Price HKD 換股價					Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2.	HKD				
Stock Code 股份代號 Conversion Price HKD 換股價					Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3.	HKD				
Stock Code 股份代號 Conversion Price HKD 換股價					Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2)

		年）	Preference 優先股 Other Class 其他類別
2. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
5. **Bonus Issue** 紅股發行		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
6. **Repurchase of share** 購回股份		Cancellation Date: (dd/mm/yyyy) 註銷日期 : （日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
7. **Redemption of share** 贖回股份		Redemption Date: (dd/mm/yyyy) 贖回日期 :	○ Ordinary (1) 普通股 (1)

		(日／月／年)	Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
8. Other 其他 (Please specify) (請註明)	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／年)	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）:

Authorised Signatory
授權簽署

* Name 姓名 Raymond Lau

* Title 職銜 Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	08/10/2008 14:41:52	Submitted By 呈交者	00524P02
Date/Time Approved 批准日期/時間	08/10/2008 14:41:54	Approved By 審批者	00524P03
Submission No. 呈交編號	EBIS-081008-00118	Status 狀況	Approved

2008 OCT 27 A 10: RECEIVED

Issuer 發行人	LM00524 e-KONG Group Limited		
Type of Agent 代理人類別			
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Raymond Lau		
Contact No. 聯絡電話	2801 7188		

For the month ended : 截至月份： 30/09/2008

Name of Issuer 公司名稱	LM00524 e-KONG Group Limited		
Representative Code/Name 代表代號／姓名			
Contact Person 聯絡人	Raymond Lau		
Contact Telephone No. 聯絡電話	2801 7188	Date submitted 呈交日期	08/10/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- [✓] Ordinary shares 普通股
- [ ] Preference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 524
(1) 股份代號：

Description :
說明：

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	12,000,000,000	HKD 0.01	120,000,000
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存	12,000,000,000	HKD 0.01	120,000,000

(2) Stock Code :
(2) 股份代號：

Description :
說明：

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

2. Preference Shares
2. 優先股

Stock Code :
股份代號：

Description :
說明：

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期)			

(dd/mm/yyyy)
(日／月／年)

Balance at close of the month 本月底結存			HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 :		Description : 說明 :	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month 本月底法定股本總額 HKD 120,000,000

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／(減少)				
Balance at close of the month 本月底結存	522,894,200			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of	Total	Total No. of

Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Cancelled During the Month 月內已註銷總數	Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0
						Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Total Exercised Money During the Month
月內已行使總金額 HKD 0

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 － 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4.	HKD				Ordinary (1) 普通股 (1)

(______)

Stock Code
股份代號

Subscription Price 認購價 HKD

Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號; Conversion Price 換股價 HKD	HKD				
Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2); Preference 優先股; Other Class 其他類別					
2. Stock Code 股份代號; Conversion Price 換股價 HKD	HKD				
Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2); Preference 優先股; Other Class 其他類別					
3. Stock Code 股份代號; Conversion Price 換股價 HKD	HKD				
Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2); Preference 優先股; Other Class 其他類別					

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／	
Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2)			

		年）	Preference 優先股 Other Class 其他類別
2. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
5. **Bonus Issue** 紅股發行		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
6. **Repurchase of share** 購回股份		Cancellation Date: (dd/mm/yyyy) 註銷日期 : （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
7. **Redemption of share** 贖回股份		Redemption Date: (dd/mm/yyyy) 贖回日期 :	Ordinary (1) 普通股 (1)

		(日／月／年)	Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
8.Other 其他 (Please specify) (請註明)	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／年)	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名: Raymond Lau
* Title 職銜: Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

9	7	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	20,000	HKD	0.620	0.610		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	112,980,200	21.61
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,000,200	21.61
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	13,000,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

10	7	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 522,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport SIEMENS (Surname)	RICHARD JOHN (Other names)	**8. Name of Director (Chinese)** 衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

11	7	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	30,000	HKD	0.630	0.610		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,000,200	21.61
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,030,200	21.62
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	13,030,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

14	7	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

15	7	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.600	0.600		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,030,200	21.62
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,040,200	21.62
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	13,040,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

16	7	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATIONS

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 522,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

18	7	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	60,000	HKD	0.600	0.598		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,040,200	21.62
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,100,200	21.63
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	13,100,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

21	7	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

22	9	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	100,000	HKD	0.530	0.512		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,100,200	21.63
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,200,200	21.65
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	13,200,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

23	9	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

23	9	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	100,000	HKD	0.530	0.516		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,200,200	21.65
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,300,200	21.67
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	13,300,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

24	9	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

FORM 3 A

RECEIVED
2008 OCT 27 A 10: 2

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

29	9	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	20,000	HKD	0.500	0.500		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,300,200	21.67
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,320,200	21.67
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	13,320,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

30	9	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

30	9	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	30,000	HKD	0.490	0.490		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,320,200	21.67
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,350,200	21.68
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	13,350,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

2	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

2	10	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	50,000	HKD	0.510	0.508		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,350,200	21.68
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,400,200	21.69
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	13,400,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

3	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 522,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

10	10	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	210,000	HKD	0.400	0.397		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,400,200	21.69
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,610,200	21.73
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	13,610,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

13	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

14	10	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	120,000	HKD	0.420	0.403		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,610,200	21.73
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,730,200	21.75
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	13,730,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

15	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 522,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

15	10	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	70,000	HKD	0.450	0.436		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,730,200	21.75
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,800,200	21.76
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	13,800,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

16	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 522,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WEIR (Surname)	SHANE FREDERICK (Other names)	韋雅成
6. HKID/Passport No. K346255(2)	**Country of issue of Passport**	**9. Chinese Character Code** 727971612052
7. Address of Director GROUND FLOOR, 92 ROBINSON ROAD, MIDLEVELS, HONG KONG		**10. Daytime tel. No.** 25261767
		11. e-mail address weirlaw@hongkonglaw.com

12. Date of relevant event

10	10	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	100,000	HKD	0.400	0.400		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	10,000	0.00
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,000	0.02
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

10	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LIM (Surname)	SHYANG GUEY (Other names)	林祥貴
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P924468(2)		265143826311
7. Address of Director		**10. Daytime tel. No.**
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		22969770
		11. e-mail address
		sg@e-kong.net

12. Date of relevant event

16	10	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	100,000	HKD	0.370	0.370		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,240,000	0.43
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,340,000	0.45
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

16	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

RECEIVED 2008 OCT 27 A 10:

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LIM	SHYANG GUEY	林祥貴
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of Issue of Passport**	**9. Chinese Character Code**
P924468(2)		265143826311
7. Address of Director		**10. Daytime tel. No.**
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		22969770
		11. e-mail address
		sg@e-kong.net

12. Date of relevant event

17	10	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	50,000	HKD	0.355	0.355		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,340,000	0.45
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,390,000	0.46
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

17	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

(Stock Code: 524)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2008

HIGHLIGHTS

- Amidst the global economic slowdown and continuing inflationary pressures, during the period under review, the Group managed to achieve turnover of HK$393.0 million, representing a 1.3% drop over the prior corresponding period, and recorded a profit of HK$1.9 million
- The first half of 2008 was also a very challenging period for ZONE US due primarily to the structural changes in the ILEC sector of the US telecommunication industry. Nevertheless, ZONE US has overcome the difficulties experienced during the period and is now better-positioned to be one of the leading direct resellers of major carriers in the United States
- "ZoiPPE" continues to expand its service offerings to the social networking communities and the mobile internet sector
- The Group continues to devote resources to explore participation arrangements in Broadband Wireless Access (BWA) markets in Asia and pursue opportunities in expanding the scope of its business in China

INTERIM RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") herein announces the unaudited interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2008, together with comparative figures for the corresponding period in 2007. The results were unaudited but have been reviewed by the Audit Committee and the auditors of the Company.

Condensed Consolidated Income Statement

	Notes	Six months ended 30 June 2008 (Unaudited) HK$'000	2007 (Unaudited) HK$'000
Turnover	2	**392,988**	397,956
Cost of sales		**(297,643)**	(294,011)
Gross profit		**95,345**	103,945
Other revenue and income	3	**994**	19,357
		96,339	123,302
Selling and distribution expenses		**(25,384)**	(29,100)
Business promotion and marketing expenses		**(2,638)**	(4,068)
Operating and administrative expenses		**(53,592)**	(51,613)
Depreciation and amortisation		**(10,076)**	(8,466)
Profit from operations		**4,649**	30,055
Finance costs	4	**(427)**	(1,229)
Profit before taxation	4	**4,222**	28,826
Taxation	5	**(2,284)**	(2,227)
Profit for the period		**1,938**	26,599
Profit for the period attributable to:			
Equity holders of the Company		**1,959**	26,659
Minority interests		**(21)**	(60)
Profit for the period		**1,938**	26,599
EBITDA	6	**14,725**	38,521
		HK cents	*HK cents*
Earnings per share	7		
Basic		**0.4**	5.3
Diluted		**N/A**	N/A

Condensed Consolidated Balance Sheet

	Notes	As at 30 June 2008 (Unaudited) HK$'000	As at 31 December 2007 (Audited) HK$'000
Non-current assets			
Property, plant and equipment		24,795	18,799
Intangible assets	8	36,153	41,504
Deferred tax assets		13,634	13,634
		74,582	73,937
Current assets			
Trade and other receivables	9	100,767	91,589
Pledged bank deposits		2,215	2,137
Cash and bank balances		160,800	181,662
		263,782	275,388
Current liabilities			
Trade and other payables	10	96,338	104,935
Current portion of bank borrowings		9,555	10,430
Current portion of obligations under finance leases		210	206
Taxation payable		3,563	4,288
		109,666	119,859
Net current assets		154,116	155,529
Total assets less current liabilities		228,698	229,466
Non-current liabilities			
Bank borrowings		–	4,250
Obligations under finance leases		108	213
Deferred tax liabilities		542	513
NET ASSETS		228,048	224,490
Capital and reserves			
Share capital		5,229	5,229
Reserves		221,835	218,256
Equity attributable to equity holders of the Company		227,064	223,485
Minority interests		984	1,005
TOTAL EQUITY		228,048	224,490

Notes:

1. **Basis of preparation and accounting policies**

The condensed consolidated financial statements are unaudited and have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and applicable disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The accounting policies and bases of preparation adopted in these interim financial statements are consistent with those adopted in the Company's 2007 Annual Report.

The Group has not early adopted the new and revised standards or interpretations issued by HKICPA that are not yet effective for the current period. The Group does not anticipate that the adoption of these standards or interpretations in future periods will have any material impact on the results of the Group.

2. **Turnover and segmental information**

Analyses of the Group's turnover and results by geographical and business segments during the period are as set out below.

(a) *By geographical segments:*

	Six months ended 30 June							
	2008				2007			
	North America (Unaudited) *HK$'000*	Asia Pacific (Unaudited) *HK$'000*	Eliminations (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*	North America (Unaudited) *HK$'000*	Asia Pacific (Unaudited) *HK$'000*	Eliminations (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover								
External sales	343,788	49,200	–	392,988	349,476	48,480	–	397,956
Inter-segment sales	–	1,963	(1,963)	–	–	664	(664)	–
	343,788	51,163	(1,963)	392,988	349,476	49,144	(664)	397,956
Results								
Segment results	3,463	11,379	–	14,842	11,598	11,655	–	23,253
Finance costs				(427)				(1,229)
Other operating income and expenses				(10,193)				6,802
Profit before taxation				4,222				28,826
Taxation				(2,284)				(2,227)
Profit for the period				1,938				26,599

Inter-segment sales are charged at prevailing market prices.

(b) By business segments:

	Six months ended 30 June					
	2008			2007		
	Telecom-munication services (Unaudited) *HK$'000*	Other (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*	Telecom-munication services (Unaudited) *HK$'000*	Other (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover						
External sales	**392,742**	**246**	**392,988**	396,177	1,779	397,956
Results						
Segment results	**14,869**	**(27)**	**14,842**	23,284	(31)	23,253
Finance costs			**(427)**			(1,229)
Other operating income and expenses			**(10,193)**			6,802
Profit before taxation			**4,222**			28,826
Taxation			**(2,284)**			(2,227)
Profit for the period			**1,938**			26,599

3. Other revenue and income

	Six months ended 30 June	
	2008 (Unaudited) *HK$'000*	2007 (Unaudited) *HK$'000*
Interest income on bank deposits	**962**	1,955
Gain on the deemed partial disposal of subsidiary *(Note)*	**–**	17,402
Other	**32**	–
	994	19,357

Note: The gain on the deemed partial disposal of a subsidiary arose from the subscription by an institutional investor for 5% of the share capital of the subsidiary.

4. Profit before taxation

Profit before taxation is stated after charging the following:

	Six months ended 30 June	
	2008	2007
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Finance costs:		
Interest on bank loan and other borrowings wholly repayable within five years	**(420)**	(1,218)
Finance charges on obligations under finance leases	**(7)**	(11)
	(427)	(1,229)
Losses on quoted investments included in operating and administrative expenses	**(883)**	–

5. **Taxation**

	Six months ended 30 June	
	2008	2007
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Current tax		
Overseas income taxes	**(2,284)**	(2,227)

Hong Kong Profits Tax has not been provided as the Group's assessable profit for the period is wholly absorbed by unrelieved tax losses brought forward from previous years.

Overseas taxation represents income taxes of certain subsidiaries, calculated at the tax rates prevailing in the countries in which the subsidiaries operate.

6. **EBITDA**

EBITDA represents earnings before interest expenses, taxation, depreciation and amortisation.

7. **Earnings per share**

The calculation of basic earnings per share for the six months ended 30 June 2008 is based on the consolidated profit attributable to equity holders of the Company of HK$1,959,000 (30 June 2007: HK$26,659,000) and on the weighted average number of 522,894,200 (30 June 2007: 506,518,509) shares in issue during the period.

Diluted earnings per share for the six months ended 30 June 2008 and 2007 have not been presented as the exercise prices of the share options were higher than the average market price of the shares.

8. Intangible assets

	As at 30 June 2008 (Unaudited) *HK$'000*	As at 31 December 2007 (Audited) *HK$'000*
Development costs	**3,597**	3,597
Customer contracts	**52,933**	52,933
	56,530	56,530
Less: amortisation	**(20,377)**	(15,026)
	36,153	41,504

Development costs represent the costs incurred for the development of new IP-based communication products and services.

Customer contracts represent intangible assets purchased pursuant to an asset purchase agreement with a third party to acquire certain telecommunication service assets in connection with the provision of long distance telecommunication services in the United States. The costs were capitalised and are being amortised under the straight-line method over 5 years.

9. Trade and other receivables

	As at 30 June 2008 (Unaudited) *HK$'000*	As at 31 December 2007 (Audited) *HK$'000*
Trade receivables	**90,816**	82,797
Other receivables		
Deposits, prepayments and other debtors	**9,951**	8,792
	100,767	91,589

The Group's credit terms on sales mainly range from 30 to 90 days. Included in trade and other receivables are trade debtors (net of allowance for doubtful debts) with the following ageing analysis by invoice date:

	As at 30 June 2008 (Unaudited) *HK$'000*	As at 31 December 2007 (Audited) *HK$'000*
Less than 1 month	**78,485**	74,197
1 to 3 months	**11,913**	8,377
More than 3 months but less than 12 months	**418**	223
	90,816	82,797

10. Trade and other payables

	As at 30 June 2008 (Unaudited) *HK$'000*	As at 31 December 2007 (Audited) *HK$'000*
Trade payables	**41,418**	51,203
Other payables		
Accrued charges and other creditors	**54,920**	53,732
	96,338	104,935

Included in trade and other payables are trade creditors with the following ageing analysis by invoice date:

	As at 30 June 2008 (Unaudited) *HK$'000*	As at 31 December 2007 (Audited) *HK$'000*
Less than 1 month	**38,839**	40,462
1 to 3 months	**1,859**	10,284
More than 3 months but less than 12 months	**720**	457
	41,418	51,203

INTERIM DIVIDEND

The Board does not recommend the payment of a dividend for the six months ended 30 June 2008 (30 June 2007: Nil).

BUSINESS REVIEW AND OUTLOOK

During the period under review, the Group's operating performance began to feel the negative impact of global economic slowdown and continuing inflationary pressures. The Group's turnover was slightly down by 1.3% to HK$393.0 million. While the Group managed to remain profitable, its net profit reduced to HK$1.9 million from HK$26.6 million for the corresponding period in 2007. EBITDA decreased to HK$14.7 million when compared to HK$38.5 million for the corresponding period in the previous year. Nevertheless, the Group's financial position remains healthy with its total net assets of HK$228.0 million, including cash and bank balances of HK$160.8 million.

ZONE's operating turnover in the United States ("ZONE US") during the first six months of 2008 was HK$343.8 million which represented a 1.6% decrease over the same period of 2007. The first half of 2008 was a very challenging period for ZONE US mainly due to the structural changes in the Independent Local Exchange Carrier ("ILEC") sector of the US telecommunication industry, and the weakening of the US economy.

During the period under review, one of the ZONE US major domestic carriers announced significant increases in its domestic rates on short notice. As a consequence, ZONE US had to move a substantial number of customers' telephone lines within a short timeframe in order to mitigate the onerous cost increases. ZONE US, having upgraded its switch facilities and installed dedicated leased circuits to its other first tier carrier partners, was able to re-route a vast majority of customer traffic through its switching facilities. By contrast, during the same period, numerous smaller resellers in the United States, which did not have equipment facilities or resources that enabled them to switch lines as readily as ZONE US, lost significant operating margins and in many cases were forced out of the market. During the first six months of 2008, since a substantial amount of ZONE US management, customer service and technical resources had to be devoted to manage the transition in an efficient manner, ZONE US missed some new business opportunities and lost some of its more price-sensitive customers. ZONE US has overcome the difficulties experienced during the period, and is now better-positioned to be one of the leading direct resellers of major carriers in the United States. ZONE US has clearly created a value difference to its customers over the competitors. This change has also eliminated some of the competition in the ILEC sector.

ZONE US also initiated several proactive measures to expand its revenue streams, improve gross margins and drive down operating costs, which all have helped and will continue to help cushion the impact of the difficult market conditions. For example, capitalising on its new IP-based softswitch facilities, ZONE US now has a competitive advantage in using its latest "Least Cost Routing" platform. These same facilities, coupled with the ZONE presence in Singapore and Hong Kong, have enabled ZONE US to make significant progress in facilitating interconnections for its US-based customers interested in routing traffic to Asian destinations.

ZONE US has reinforced its sales and business development initiatives to secure large wholesale customers, including first tier carrier partners, for terminating international long distance traffic to major destinations such as China, Mexico and the Middle East. At the same time, ZONE US continues to introduce new service offerings. For example, as an extension of its Mobile Virtual Network Operator (MVNO) service, ZONE US is concurrently formulating plans to offer mobile services on a retail basis, with a view to initially offering these to its own corporate customer base.

Turnover from ZONE's operations in Asia ("ZONE Asia") increased by HK$2.2 million to HK$48.9 million as compared to HK$46.7 million for the previous corresponding period. As competition continues to drive down margins for the traditional IDD business, ZONE Asia stepped up its efforts to provide more solution-based offerings that cater for specific vertical markets instead of providing only basic commoditised IDD products. During the period under review, ZONE Hong Kong successfully secured a number of service apartments that utilise its proprietary "Call Accounting System" which not only helps to improve sustainable profit margins in its business but also builds customer loyalty and creates opportunities for cross-selling other value-added services.

ZONE Hong Kong continues to invest in establishing relationships with key potential partners and growing its operations in China. ZONE China concluded an agreement with China Telecom (中國電信) to market and resell its Internet Data Centre (IDC) facilities in Shenzhen and also executed a channel sales agreement to promote its "Yellow Pages" products and services. In order to maintain ZONE Hong Kong's competitiveness in the local market, it has progressively transferred a significant portion of its back office functions in Hong Kong to Shenzhen which has helped reduce operational overheads, in particular staff costs in engineering support, product development and customer service.

ZONE Singapore further intensified its sales and marketing efforts in addressing the corporate market and re-shaped its business profile to be more corporate-centric. Amidst the lacklustre economic conditions, intensified competition and increasing operating cost, ZONE Singapore has managed to maintain its revenue and operating profit for the first six months compared to the previous corresponding period. For the second half of the year, while it stays focussed on introducing new marketing initiatives and the impending new service offerings following the completion of upgrading its IP-based switching facilities, ZONE Singapore will remain vigilant to maintain its operating costs at manageable levels as inflation is likely to remain high for a considerable period. It will also look at tapping into the changing info-communication and foreign labour landscape in Singapore to explore possible new opportunities for revenue diversification in these sectors.

ZONE Asia's global VoIP offering "ZoiPPE" continued to grow its user base, particularly through its ZoiPPE Friends (*www.zoippefriends.com*) initiatives and also expanded its service offerings to the mobile internet sector by making ZoiPPE's "Link-up" service available on any WiFi-equipped mobile phones (*mobile.zoippe.com*) and on the latest Apple iPhone platform (*iphone.zoippe.com*). Furthermore, in line with a more collaborative approach to market its service offerings, ZoiPPE, in conjunction with ZONE Hong Kong, has recently partnered with a dominant mobile handset manufacturer to promote its latest WiFi-equipped phones pre-configured for ZONE's SIP-based VoIP functionalities.

Besides concentrating on overcoming the challenges faced by its core telecommunications business following the economic slowdown, inflationary impact on margins and the structural changes in the ILEC sector of the US telecommunication industry, the Group has strengthened its business team and will continue to devote resources specifically to explore participation arrangements in Broadband Wireless Access (BWA) markets in Asia. At the same time, the Group is actively pursuing opportunities to expand the scope of its business in China.

Looking ahead, while it is difficult at this time to ascertain the impact of the uncertainties in the global financial markets and the economy, the Group is cautiously optimistic that, for the rest of 2008, its business operations will improve. The Group, having a strong balance sheet and healthy cash balances, will direct its efforts to grow revenues, increase operating efficiencies through financial and management vigilance and seek new avenues to expand its market reach. During this period, the Group believes it is still worthwhile to seek investment opportunities in the market which have synergistic values to the Group. In the coming months, the Group also expects to make further progress in its efforts to enter the BWA market in Asia using the latest mobile WiMAX technology.

FINANCIAL REVIEW

Results

During the period under review, the Group's turnover decreased by 1.3% from HK$398.0 million to HK$393.0 million.

The gross profit for this period reduced to HK$95.3 million, compared to HK$103.9 million for the corresponding period in the previous year.

The Group's EBITDA for the period under review amounted to HK$14.7 million, representing a decrease of 61.8% from HK$38.5 million (inclusive of a one-off gain on deemed partial disposal of a subsidiary of HK$17.4 million) for the same period last year.

The operating profit for the period amounted to HK$4.6 million, when compared to HK$30.1 million for the first six months of 2007.

Consolidated net profit attributable to equity holders of the Company decreased to HK$2.0 million when compared to HK$26.7 million (inclusive of a one-off gain on deemed partial disposal of a subsidiary of HK$17.4 million) for the previous corresponding period.

Interim Dividend

The Board does not recommend the payment of a dividend for the six months ended 30 June 2008 (30 June 2007: Nil).

Capital Structure, Liquidity and Financing

The Group continued to maintain a healthy liquidity position with net current assets amounting to HK$154.1 million (31 December 2007: HK$155.5 million). The net assets of the Group increased slightly to HK$228.0 million as at 30 June 2008 (31 December 2007: HK$224.5 million).

Cash and bank balances (excluding pledged bank deposits) as at 30 June 2008 amounted to HK$160.8 million (31 December 2007: HK$181.7 million). The Group had pledged bank deposits amounting to HK$2.2 million as at 30 June 2008 (31 December 2007: HK$2.1 million) to banks for guarantees made to certain telecommunication carriers for payments due by the Group.

As at 30 June 2008, the Group's bank borrowings, represented by the bank loan advanced to a subsidiary for the purpose of the WRLD Alliance transaction in 2006, amounted to HK$9.6 million (31 December 2007: HK$14.7 million). The Group's bank borrowings are in United States dollars at a fixed interest rate and secured through, among others, a pledge of the trade receivables of the subsidiary.

As at 30 June 2008, the Group's liabilities under equipment lease financing amounted to HK$0.3 million (31 December 2007: HK$0.4 million).

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, was 4.3% (31 December 2007: 6.7%) primarily due to the partial repayment of the bank loan.

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong and United States dollars, the Group considers there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged. As cash contributions from the Singapore operations continue to grow, the Group will closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, take any necessary action to reduce such exchange risks.

Contingent Liabilities and Commitments

As at 30 June 2008, there were no material contingent liabilities or commitments.

EMPLOYEE REMUNERATION POLICIES

As at 30 June 2008, the Group had 168 (31 December 2007: 176) employees in the United States, China, Hong Kong and Singapore. The Group's total staff costs for the six months ended 30 June 2008 amounted to HK$40.0 million (30 June 2007: HK$40.2 million).

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve the Group's objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees.

CORPORATE GOVERNANCE

The Company is committed to maintaining high standards of corporate governance. Except for a deviation described below, no director of the Company is aware of any information which would reasonably indicate that the Company is not, or was not, at any time during the six months ended 30 June 2008, acting in compliance with the Code on Corporate Governance Practices ("CG Code") as set out in Appendix 14 to the Listing Rules.

CG Code A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Nevertheless, Mr. Richard John Siemens, the Chairman of the Company, assumed the role of the chief executive officer of the Company following the passing away of Mr. Kuldeep Saran, the then Deputy Chairman and Managing Director, on 16 June 2007. The Board has been re-assessing the possible negative impact of the Company deviating from CG Code A.2.1, and believes that vesting the roles of both Chairman and Chief Executive Officer in the same person enables more effective and efficient planning of expansion blueprints together with implementation of business plans and growth strategies. At the same time, it is believed the balance of power and authority will not be impaired and is adequately ensured by an effective Board which comprises experienced and high calibre individuals with a sufficient number thereof being independent non-executive directors.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standards set out in the Model Code throughout the six months ended 30 June 2008.

AUDIT COMMITTEE

The Audit Committee has reviewed, with the management and the auditors of the Company, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the unaudited consolidated financial statements of the Company for the six months ended 30 June 2008. The review conducted by the auditors of the Company was in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT

This interim results announcement is published on the website of Hong Kong Exchanges and Clearing Limited at (*www.hkex.com.hk*) under "Latest Listed Company Information" and on the website of the Company at (*www.e-kong.com*) under "Investors' Information/Announcements".

APPRECIATION

The Board would like to thank all customers, shareholders, business associates and professional advisers for their support and extend its appreciation to all employees for their hard work, dedication and commitment to the Group during the period.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, 19 September 2008

As at the date of this announcement, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Director, William Bruce Hicks and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford and Gerald Clive Dobby.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

(Stock Code: 524)

NOTICE OF BOARD MEETING

The board of directors (the "Board") of e-Kong Group Limited (the "Company") announces that a meeting of the Board will be held on Friday, 19 September 2008 at 3705 Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong, for the purpose of, among other matters, considering and approving the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2008 and considering the payment of interim dividend, if any.

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 8 September 2008

As at the date of this announcement, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Director, William Bruce Hicks and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford and Gerald Clive Dobby.

e-KONG Group Limited

Interim Report 2008

Stock Code:524



Looking ahead

Corporate Information

Board of Directors

Executive Directors

Richard John Siemens *(Chairman)*
Lim Shyang Guey

Non-executive Director

William Bruce Hicks

Independent Non-executive Directors

Shane Frederick Weir
John William Crawford J.P.
Gerald Clive Dobby

Company Secretary

Lau Wai Ming Raymond

Auditors

Mazars CPA Limited
Certified Public Accountants

Legal Advisers

Deacons
Conyers Dill & Pearman

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Bank of China (Hong Kong) Limited
DBS Bank Limited
The Bancorp Bank

Registered Office

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Principal Place of Business

3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong
Tel: +852 2801 7188
Fax: +852 2801 7238

Stock Codes

Hong Kong Stock Exchange:	524
Ticker Symbol for ADR:	EKONY
CUSIP Reference Number:	26856N109

Website

www.e-kong.com

Principal Share Registrar

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Branch Share Registrar in Hong Kong

Tricor Secretaries Limited
26th Floor
Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

ADR Depositary

The Bank of New York Mellon
BNY Mellon Shareowner Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA

Table of Contents

This report is printed on environmentally friendly paper

Condensed Consolidated Income Statement

For the six months ended 30 June 2008

The board of directors (the "Board") of e-Kong Group Limited (the "Company") herein presents the unaudited interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2008, together with comparative figures for the corresponding period in 2007. The results were unaudited but have been reviewed by the Audit Committee and the auditors of the Company.

		Six months ended 30 June	
		2008	2007
		(Unaudited)	(Unaudited)
	Notes	***HK$'000***	*HK$'000*
Turnover	*2*	**392,988**	397,956
Cost of sales		**(297,643)**	(294,011)
Gross profit		**95,345**	103,945
Other revenue and income	*3*	**994**	19,357
		96,339	123,302
Selling and distribution expenses		**(25,384)**	(29,100)
Business promotion and marketing expenses		**(2,638)**	(4,068)
Operating and administrative expenses		**(53,592)**	(51,613)
Depreciation and amortisation		**(10,076)**	(8,466)
Profit from operations		**4,649**	30,055
Finance costs	*4*	**(427)**	(1,229)
Profit before taxation	*4*	**4,222**	28,826
Taxation	*5*	**(2,284)**	(2,227)
Profit for the period		**1,938**	26,599
Profit for the period attributable to:			
Equity holders of the Company		**1,959**	26,659
Minority interests		**(21)**	(60)
Profit for the period		**1,938**	26,599
EBITDA	*6*	**14,725**	38,521
		HK cents	*HK cents*
Earnings per share	*7*		
Basic		**0.4**	5.3
Diluted		**N/A**	N/A

Condensed Consolidated Balance Sheet

As at 30 June 2008

	Notes	As at 30 June 2008 (Unaudited) HK$'000	As at 31 December 2007 (Audited) HK$'000
Non-current assets			
Property, plant and equipment	*8*	**24,795**	18,799
Intangible assets	*9*	**36,153**	41,504
Deferred tax assets		**13,634**	13,634
		74,582	73,937
Current assets			
Trade and other receivables	*10*	**100,767**	91,589
Pledged bank deposits		**2,215**	2,137
Cash and bank balances		**160,800**	181,662
		263,782	275,388
Current liabilities			
Trade and other payables	*11*	**96,338**	104,935
Current portion of bank borrowings		**9,555**	10,430
Current portion of obligations under finance leases		**210**	206
Taxation payable		**3,563**	4,288
		109,666	119,859
Net current assets		**154,116**	155,529
Total assets less current liabilities		**228,698**	229,466
Non-current liabilities			
Bank borrowings		–	4,250
Obligations under finance leases		**108**	213
Deferred tax liabilities		**542**	513
NET ASSETS		**228,048**	224,490
Capital and reserves			
Share capital		**5,229**	5,229
Reserves		**221,835**	218,256
Equity attributable to equity holders of the Company		**227,064**	223,485
Minority interests		**984**	1,005
TOTAL EQUITY		**228,048**	224,490

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2008

	Attributable to equity holders of the Company								
	Share capital (Unaudited) *HK$'000*	Share premium (Unaudited) *HK$'000*	Exchange reserve (Unaudited) *HK$'000*	Capital redemption reserve (Unaudited) *HK$'000*	Contributed surplus (Unaudited) *HK$'000*	Accumulated profits (Unaudited) *HK$'000*	Total (Unaudited) *HK$'000*	Minority interests (Unaudited) *HK$'000*	Total equity (Unaudited) *HK$'000*
As at 1 January 2008	5,229	68,341	1,067	6	83,489	65,353	223,485	1,005	224,490
Exchange difference on translation of foreign subsidiaries	–	–	1,620	–	–	–	1,620	–	1,620
Profit for the period	–	–	–	–	–	1,959	1,959	(21)	1,938
As at 30 June 2008	**5,229**	**68,341**	**2,687**	**6**	**83,489**	**67,312**	**227,064**	**984**	**228,048**
As at 1 January 2007	4,709	23,461	(598)	6	83,489	21,050	132,117	–	132,117
New shares issued	520	46,280	–	–	–	–	46,800	–	46,800
Shares issue expenses	–	(1,395)	–	–	–	–	(1,395)	–	(1,395)
Deemed partial disposal of a subsidiary	–	–	–	–	–	–	–	1,088	1,088
Profit for the period	–	–	–	–	–	26,659	26,659	(60)	26,599
As at 30 June 2007	5,229	68,346	(598)	6	83,489	47,709	204,181	1,028	205,209

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2008

	Six months ended 30 June	
	2008	2007
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash (used in) / generated from operating activities	**(5,756)**	5,205
Net cash (used in) / generated from investing activities	**(11,391)**	14,986
Net cash (used in) / generated from financing activities	**(5,226)**	40,803
Net (decrease) / increase in cash and cash equivalents	**(22,373)**	60,994
Cash and cash equivalents as at 1 January	**183,799**	101,909
Exchange gains on cash and cash equivalents	**1,589**	–
Cash and cash equivalents as at 30 June	**163,015**	162,903
Analysis of the balances of cash and cash equivalents		
Pledged bank deposits	**2,215**	2,050
Cash and bank balances	**160,800**	160,853
	163,015	162,903

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2008

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The condensed consolidated financial statements are unaudited and have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and applicable disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The accounting policies and bases of preparation adopted in these interim financial statements are consistent with those adopted in the Company's 2007 Annual Report.

The Group has not early adopted the new and revised standards or interpretations issued by HKICPA that are not yet effective for the current period. The Group does not anticipate that the adoption of these standards or interpretations in future periods will have any material impact on the results of the Group.

2. TURNOVER AND SEGMENTAL INFORMATION

Analyses of the Group's turnover and results by geographical and business segments during the period are as set out below.

(a) By geographical segments:

	Six months ended 30 June							
	2008				2007			
	North America (Unaudited) *HK$'000*	Asia Pacific (Unaudited) *HK$'000*	Eliminations (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*	North America (Unaudited) *HK$'000*	Asia Pacific (Unaudited) *HK$'000*	Eliminations (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover								
External sales	343,788	49,200	-	392,988	349,476	48,480	-	397,956
Inter-segment sales	-	1,963	(1,963)	-	-	664	(664)	-
	343,788	51,163	(1,963)	392,988	349,476	49,144	(664)	397,956
Results								
Segment results	3,463	11,379	-	14,842	11,598	11,655	-	23,253
Finance costs				(427)				(1,229)
Other operating income and expenses				(10,193)				6,802
Profit before taxation				4,222				28,826
Taxation				(2,284)				(2,227)
Profit for the period				1,938				26,599

Inter-segment sales are charged at prevailing market prices.

Notes to the Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2008

2. TURNOVER AND SEGMENTAL INFORMATION *(continued)*

(b) By business segments:

	Six months ended 30 June					
	2008			2007		
	Telecommunication services (Unaudited) *HK$'000*	**Other (Unaudited) *HK$'000***	**Consolidated (Unaudited) *HK$'000***	Telecommunication services (Unaudited) *HK$'000*	Other (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover						
External sales	**392,742**	**246**	**392,988**	396,177	1,779	397,956
Results						
Segment results	**14,869**	**(27)**	**14,842**	23,284	(31)	23,253
Finance costs			**(427)**			(1,229)
Other operating income and expenses			**(10,193)**			6,802
Profit before taxation			**4,222**			28,826
Taxation			**(2,284)**			(2,227)
Profit for the period			**1,938**			26,599

3. OTHER REVENUE AND INCOME

	Six months ended 30 June	
	2008 (Unaudited) *HK$'000*	2007 (Unaudited) *HK$'000*
Interest income on bank deposits	**962**	1,955
Gain on the deemed partial disposal of subsidiary *(Note)*	**–**	17,402
Other	**32**	–
	994	19,357

Note: The gain on the deemed partial disposal of a subsidiary arose from the subscription by an institutional investor for 5% of the share capital of the subsidiary.

4. PROFIT BEFORE TAXATION

Profit before taxation is stated after charging the following:

	Six months ended 30 June	
	2008	2007
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Finance costs:		
Interest on bank loan and other borrowings wholly repayable within five years	**(420)**	(1,218)
Finance charges on obligations under finance leases	**(7)**	(11)
	(427)	(1,229)
Losses on quoted investments included in operating and administrative expenses	**(883)**	–

5. TAXATION

	Six months ended 30 June	
	2008	2007
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Current tax		
Overseas income taxes	**(2,284)**	(2,227)

Hong Kong Profits Tax has not been provided as the Group's assessable profit for the period is wholly absorbed by unrelieved tax losses brought forward from previous years.

Overseas taxation represents income taxes of certain subsidiaries, calculated at the tax rates prevailing in the countries in which the subsidiaries operate.

6. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation and amortisation.

7. EARNINGS PER SHARE

The calculation of basic earnings per share for the six months ended 30 June 2008 is based on the consolidated profit attributable to equity holders of the Company of HK$1,959,000 (30 June 2007: HK$26,659,000) and on the weighted average number of 522,894,200 (30 June 2007: 506,518,509) shares in issue during the period.

Diluted earnings per share for the six months ended 30 June 2008 and 2007 have not been presented as the exercise prices of the share options were higher than the average market price of the shares.

8. ACQUISITIONS AND DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT

During the period, the Group acquired property, plant and equipment for an amount of HK$10,540,000 (31 December 2007: HK$9,095,000) and disposals were HK$87,000 (31 December 2007: HK$12,188,000).

9. INTANGIBLE ASSETS

	As at 30 June 2008 (Unaudited) ***HK$'000***	As at 31 December 2007 (Audited) *HK$'000*
Development costs	**3,597**	3,597
Customer contracts	**52,933**	52,933
	56,530	56,530
Less: amortisation	**(20,377)**	(15,026)
	36,153	41,504

Development costs represent the costs incurred for the development of new IP-based communication products and services.

Customer contracts represent intangible assets purchased pursuant to an asset purchase agreement with a third party to acquire certain telecommunication service assets in connection with the provision of long distance telecommunication services in the United States. The costs were capitalised and are being amortised under the straight-line method over 5 years.

10. TRADE AND OTHER RECEIVABLES

	As at 30 June 2008 (Unaudited) *HK$'000*	As at 31 December 2007 (Audited) *HK$'000*
Trade receivables	**90,816**	82,797
Other receivables		
Deposits, prepayments and other debtors	**9,951**	8,792
	100,767	91,589

The Group's credit terms on sales mainly range from 30 to 90 days. Included in trade and other receivables are trade debtors (net of allowance for doubtful debts) with the following ageing analysis by invoice date:

	As at 30 June 2008 (Unaudited) *HK$'000*	As at 31 December 2007 (Audited) *HK$'000*
Less than 1 month	**78,485**	74,197
1 to 3 months	**11,913**	8,377
More than 3 months but less than 12 months	**418**	223
	90,816	82,797

11. TRADE AND OTHER PAYABLES

	As at 30 June 2008 (Unaudited) HK$'000	As at 31 December 2007 (Audited) HK$'000
Trade payables	**41,418**	51,203
Other payables		
Accrued charges and other creditors	**54,920**	53,732
	96,338	104,935

Included in trade and other payables are trade creditors with the following ageing analysis by invoice date:

	As at 30 June 2008 (Unaudited) HK$'000	As at 31 December 2007 (Audited) HK$'000
Less than 1 month	**38,839**	40,462
1 to 3 months	**1,859**	10,284
More than 3 months but less than 12 months	**720**	457
	41,418	51,203

Report on Review of Interim Financial Statements

MAZARS

MAZARS CPA LIMITED
馬賽會計師事務所有限公司
34th Floor, The Lee Gardens,
33 Hysan Avenue, Causeway Bay, Hong Kong
香港銅鑼灣希慎道33號利園廣場34樓
Tel 電話: (852) 2909 5555
Fax 傳真: (852) 2810 0032
Email 電郵: info@mazars.com.hk
Website 網址: www.mazars.com.hk

To the Audit Committee of

e-Kong Group Limited
(incorporated in Bermuda with limited liability)

Introduction

We have reviewed the interim financial statements set out on pages 1 to 10, which comprised the condensed consolidated balance sheet of e-Kong Group Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") as at 30 June 2008 and the related condensed consolidated income statement, statement of changes in equity and cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial statements to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" ("HKAS 34") issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of these interim financial statements in accordance with HKAS 34.

Our responsibility is to express a conclusion on these interim financial statements based on our review and report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with HKAS 34.

Mazars CPA Limited
Certified Public Accountants

Hong Kong, 19 September 2008

Eunice Y M Kwok
Practising Certificate number: P04604

Business Review and Outlook

During the period under review, the Group's operating performance began to feel the negative impact of global economic slowdown and continuing inflationary pressures. The Group's turnover was slightly down by 1.3% to HK$393.0 million. While the Group managed to remain profitable, its net profit reduced to HK$1.9 million from HK$26.6 million for the corresponding period in 2007. EBITDA decreased to HK$14.7 million when compared to HK$38.5 million for the corresponding period in the previous year. Nevertheless, the Group's financial position remains healthy with its total net assets of HK$228.0 million, including cash and bank balances of HK$160.8 million.

ZONE's operating turnover in the United States ("ZONE US") during the first six months of 2008 was HK$343.8 million which represented a 1.6% decrease over the same period of 2007. The first half of 2008 was a very challenging period for ZONE US mainly due to the structural changes in the Independent Local Exchange Carrier ("ILEC") sector of the US telecommunication industry, and the weakening of the US economy.

During the period under review, one of the ZONE US major domestic carriers announced significant increases in its domestic rates on short notice. As a consequence, ZONE US had to move a substantial number of customers' telephone lines within a short timeframe in order to mitigate the onerous cost increases. ZONE US, having upgraded its switch facilities and installed dedicated leased circuits to its other first tier carrier partners, was able to re-route a vast majority of customer traffic through its switching facilities. By contrast, during the same period, numerous smaller resellers in the United States, which did not have equipment facilities or resources that enabled them to switch lines as readily as ZONE US, lost significant operating margins and in many cases were forced out of the market. During the first six months of 2008, since a substantial amount of ZONE US management, customer service and technical resources had to be devoted to manage the transition in an efficient manner, ZONE US missed some new business opportunities and lost some of its more price-sensitive customers. ZONE US has overcome the difficulties experienced during the period, and is now better-positioned to be one of the leading direct resellers of major carriers in the United States. ZONE US has clearly created a value difference to its customers over the competitors. This change has also eliminated some of the competition in the ILEC sector.

ZONE US also initiated several proactive measures to expand its revenue streams, improve gross margins and drive down operating costs, which all have helped and will continue to help cushion the impact of the difficult market conditions. For example, capitalising on its new IP-based softswitch facilities, ZONE US now has a competitive advantage in using its latest "Least Cost Routing" platform. These same facilities, coupled with the ZONE presence in Singapore and Hong Kong, have enabled ZONE US to make significant progress in facilitating interconnections for its US-based customers interested in routing traffic to Asian destinations.

ZONE US has reinforced its sales and business development initiatives to secure large wholesale customers, including first tier carrier partners, for terminating international long distance traffic to major destinations such as China, Mexico and the Middle East. At the same time, ZONE US continues to introduce new service offerings. For example, as an extension of its Mobile Virtual Network Operator (MVNO) service, ZONE US is concurrently formulating plans to offer mobile services on a retail basis, with a view to initially offering these to its own corporate customer base.

Turnover from ZONE's operations in Asia ("ZONE Asia") increased by HK$2.2 million to HK$48.9 million as compared to HK$46.7 million for the previous corresponding period. As competition continues to drive down margins for the traditional IDD business, ZONE Asia stepped up its efforts to provide more solution-based offerings that cater for specific vertical markets instead of providing only basic commoditised IDD products. During the period under review, ZONE Hong Kong successfully secured a number of service apartments

that utilise its proprietary "Call Accounting System" which not only helps to improve sustainable profit margins in its business but also builds customer loyalty and creates opportunities for cross-selling other value-added services.

ZONE Hong Kong continues to invest in establishing relationships with key potential partners and growing its operations in China. ZONE China concluded an agreement with China Telecom (中國電信) to market and resell its Internet Data Centre (IDC) facilities in Shenzhen and also executed a channel sales agreement to promote its "Yellow Pages" products and services. In order to maintain ZONE Hong Kong's competitiveness in the local market, it has progressively transferred a significant portion of its back office functions in Hong Kong to Shenzhen which has helped reduce operational overheads, in particular staff costs in engineering support, product development and customer service.

ZONE Singapore further intensified its sales and marketing efforts in addressing the corporate market and re-shaped its business profile to be more corporate-centric. Amidst the lacklustre economic conditions, intensified competition and increasing operating cost, ZONE Singapore has managed to maintain its revenue and operating profit for the first six months compared to the previous corresponding period. For the second half of the year, while it stays focussed on introducing new marketing initiatives and the impending new service offerings following the completion of upgrading its IP-based switching facilities, ZONE Singapore will remain vigilant to maintain its operating costs at manageable levels as inflation is likely to remain high for a considerable period. It will also look at tapping into the changing info-communication and foreign labour landscape in Singapore to explore possible new opportunities for revenue diversification in these sectors.

ZONE Asia's global VoIP offering "ZoiPPE" continued to grow its user base, particularly through its ZoiPPE Friends (*www.zoippefriends.com*) initiatives and also expanded its service offerings to the mobile internet sector by making ZoiPPE's "Link-up" service available on any WiFi-equipped mobile phones (*mobile.zoippe.com*) and on the latest Apple iPhone platform (*iphone.zoippe.com*). Furthermore, in line with a more collaborative approach to market its service offerings, ZoiPPE, in conjunction with ZONE Hong Kong, has recently partnered with a dominant mobile handset manufacturer to promote its latest WiFi-equipped phones pre-configured for ZONE's SIP-based VoIP functionalities.

Besides concentrating on overcoming the challenges faced by its core telecommunications business following the economic slowdown, inflationary impact on margins and the structural changes in the ILEC sector of the US telecommunication industry, the Group has strengthened its business team and will continue to devote resources specifically to explore participation arrangements in Broadband Wireless Access (BWA) markets in Asia. At the same time, the Group is actively pursuing opportunities to expand the scope of its business in China.

Looking ahead, while it is difficult at this time to ascertain the impact of the uncertainties in the global financial markets and the economy, the Group is cautiously optimistic that, for the rest of 2008, its business operations will improve. The Group, having a strong balance sheet and healthy cash balances, will direct its efforts to grow revenues, increase operating efficiencies through financial and management vigilance and seek new avenues to expand its market reach. During this period, the Group believes it is still worthwhile to seek investment opportunities in the market which have synergistic values to the Group. In the coming months, the Group also expects to make further progress in its efforts to enter the BWA market in Asia using the latest mobile WiMAX technology.

Financial Review

Results

During the period under review, the Group's turnover decreased by 1.3% from HK$398.0 million to HK$393.0 million.

The gross profit for this period reduced to HK$95.3 million, compared to HK$103.9 million for the corresponding period in the previous year.

The Group's EBITDA for the period under review amounted to HK$14.7 million, representing a decrease of 61.8% from HK$38.5 million (inclusive of a one-off gain on deemed partial disposal of a subsidiary of HK$17.4 million) for the same period last year.

The operating profit for the period amounted to HK$4.6 million, when compared to HK$30.1 million for the first six months of 2007.

Consolidated net profit attributable to equity holders of the Company decreased to HK$2.0 million when compared to HK$26.7 million (inclusive of a one-off gain on deemed partial disposal of a subsidiary of HK$17.4 million) for the previous corresponding period.

Interim Dividend

The Board does not recommend the payment of a dividend for the six months ended 30 June 2008 (30 June 2007: Nil).

Capital Structure, Liquidity and Financing

The Group continued to maintain a healthy liquidity position with net current assets amounting to HK$154.1 million (31 December 2007: HK$155.5 million). The net assets of the Group increased slightly to HK$228.0 million as at 30 June 2008 (31 December 2007: HK$224.5 million).

Cash and bank balances (excluding pledged bank deposits) as at 30 June 2008 amounted to HK$160.8 million (31 December 2007: HK$181.7 million). The Group had pledged bank deposits amounting to HK$2.2 million as at 30 June 2008 (31 December 2007: HK$2.1 million) to banks for guarantees made to certain telecommunication carriers for payments due by the Group.

As at 30 June 2008, the Group's bank borrowings, represented by the bank loan advanced to a subsidiary for the purpose of the WRLD Alliance transaction in 2006, amounted to HK$9.6 million (31 December 2007: HK$14.7 million). The Group's bank borrowings are in United States dollars at a fixed interest rate and secured through, among others, a pledge of the trade receivables of the subsidiary.

As at 30 June 2008, the Group's liabilities under equipment lease financing amounted to HK$0.3 million (31 December 2007: HK$0.4 million).

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, was 4.3% (31 December 2007: 6.7%) primarily due to the partial repayment of the bank loan.

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong and United States dollars, the Group considers there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged. As cash contributions from the Singapore operations continue to grow, the Group will closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, take any necessary action to reduce such exchange risks.

Contingent Liabilities and Commitments

As at 30 June 2008, there were no material contingent liabilities or commitments.

Save as aforesaid, the directors are not aware of any other material changes from information disclosed in the Company's 2007 Annual Report.

Additional Information

Directors' interests in securities

As at 30 June 2008, the interests of the directors and the chief executive of the Company in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under section 352 of the SFO, or as otherwise notified to the Company or The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules are set out below.

Name of director	Capacity	Number of Shares* held	Approximate percentage of shareholding
Richard John Siemens	Held by controlled corporations	112,940,200 *(Note 1)*	21.6%
William Bruce Hicks	Personal	3,949,914	0.8%
	Held by a controlled corporation	67,962,428 *(Note 2)*	13.0%
Lim Shyang Guey	Personal	2,240,000	0.4%
Shane Frederick Weir	Personal	10,000	0.0%

* *"Shares" means ordinary shares of HK$0.01 each in the share capital of the Company.*

Notes:

1. 12,940,000 Shares are beneficially owned by Siemens Enterprises Limited and 100,000,200 Shares are beneficially owned by Goldstone Trading Limited, both companies being controlled by Mr. Richard John Siemens.

2. 67,962,428 Shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.

All interests disclosed above represent long positions in the shares of the Company and there were no underlying shares held by the directors as at 30 June 2008.

Save as disclosed above, as at 30 June 2008, none of the directors or the chief executive of the Company (including their spouse and children under the age of 18) had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Arrangement to enable directors to acquire shares or debentures

Apart from the share option schemes that are adopted or may be adopted by the Company or any of its subsidiaries and referred to in the paragraph below entitled "Share option schemes", at no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable any director or the chief executive of the Company to acquire benefits, by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors, the chief executive of the Company nor any of their spouses or children under the age of 18 had any interests in, or had been granted, any rights to subscribe for shares in or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), or had exercised any such rights during the period.

Additional Information (continued)

Substantial shareholders

As at 30 June 2008, the interests and short positions of the persons, other than the directors or the chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company, are set out below.

Name of shareholder	Number of Shares held	Approximate percentage of shareholding
Goldstone Trading Limited	100,000,200*	19.1%
Future (Holdings) Limited	74,676,461	14.3%
Great Wall Holdings Limited	67,962,428*	13.0%
Cannizaro Asia Master Fund Limited	34,600,000	6.6%

* *These interests represent the same interests as the corporate interests of Mr. Richard John Siemens (being held through Goldstone Trading Limited) and Mr. William Bruce Hicks (being held through Great Wall Holdings Limited) as disclosed in the notes under the heading of "Directors' interests in securities" above.*

All interests disclosed above represent long positions in the shares of the Company.

Save as disclosed above, as at 30 June 2008, the Company was not notified of any persons, other than the directors and the chief executive of the Company, having any interest or short position in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company.

Share option schemes

The Company

Pursuant to an employee share option scheme of the Company in a special general meeting held on 25 October 1999, the directors of the Company, at their discretion, could invite eligible employees of the Group, including executive directors of the Company, to take up options to subscribe for shares in the Company under the terms and conditions stipulated therein. This scheme was subsequently terminated in a special general meeting held on 28 June 2002 but the share options granted that were not yet exercised thereunder remain effective and are bound by the scheme terms.

On 28 June 2002, the Company adopted a new share option scheme. Under the new share option scheme, the directors of the Company may at their discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Group or any affiliate and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing, under the terms and conditions stipulated therein. No share options have been granted by the Company under the new share option scheme since adoption.

Subsidiaries

On 28 June 2002, the Company adopted scheme rules and procedures for share option schemes for its subsidiaries (the "Subsidiary Scheme Rules and Procedures"). In accordance with the Subsidiary Scheme Rules and Procedures, the subsidiaries may adopt their own respective share option schemes in line with the terms and conditions of the Subsidiary Scheme Rules and Procedures, pursuant to which the board of directors of each of the relevant subsidiaries may at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal,

financial or marketing adviser of or contractor to the subsidiaries and their subsidiaries, any of their holding companies or any affiliate and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing. No subsidiaries have activated their share option scheme powers pursuant to the terms and conditions of the Subsidiary Scheme Rules and Procedures since adoption.

During the period, no share options were held by the directors, the chief executive or substantial shareholders of the Company, suppliers of goods or services or other participants, other than eligible employees under the old share option scheme.

Details of the share options granted and remaining outstanding as at 30 June 2008 were as follows:

			Number of share options				
Date of grant	Exercisable period	Exercise price HK$	As at 1 January 2007	Lapsed during the year	As at 31 December 2007	Lapsed during the period	As at 30 June 2008
25.10.1999	25.10.2000 – 24.10.2009	1.40	15,000	–	15,000	–	15,000
16.11.1999	16.11.2000 – 24.10.2009	1.60	7,500	–	7,500	–	7,500
23.12.1999	23.12.2000 – 24.10.2009	2.00	35,000	–	35,000	–	35,000
28.04.2000	28.04.2001 – 24.10.2009	3.30	40,000	(15,000)	25,000	–	25,000
09.08.2000	09.08.2001 – 24.10.2009	2.30	30,000	–	30,000	–	30,000
25.10.2000	25.10.2001 – 24.10.2009	1.20	20,000	–	20,000	–	20,000
Total			147,500	(15,000)	132,500	–	132,500

Corporate governance

The directors of the Company are committed to maintaining high standards of corporate governance in discharging their obligations to act in the best interests of shareholders and enhance long-term shareholder value. Except for a deviation described below, no director of the Company is aware of any information which would reasonably indicate that the Company is not, or was not, at any time during the six months ended 30 June 2008, acting in compliance with the Code on Corporate Governance Practices ("CG Code") as set out in Appendix 14 to the Listing Rules.

CG Code A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual so that the responsibilities are not concentrated with any one person. The Company has, by formulating as part of its written policies, established and recorded in writing the respective responsibilities of the Chairman and the chief executive officer (being undertaken by the Managing Director) of the Company, in which it is specified that the Chairman is responsible for providing leadership to and effective running of the Board, while the Managing Director is delegated with the authority and responsibility for overseeing the realisation of the budgets and objectives set by the Board. Nevertheless, with the unanimous approval of the Board, Mr. Richard John Siemens, the Chairman of the Company, assumed the role of the chief executive officer of the Company following the passing away of Mr. Kuldeep Saran, the then Deputy Chairman and Managing Director, on 16 June 2007. The Board has been re-assessing the possible negative impact of the Company deviating from CG Code A.2.1, and believes that vesting the roles of both chairman and chief executive officer in the same person enables more effective and efficient planning of expansion blueprints together with implementation of business plans and growth strategies. At the same time, it is

Additional Information (continued)

believed the balance of power and authority will not be impaired and is adequately ensured by an effective Board which comprises experienced and high calibre individuals with a sufficient number thereof being independent non-executive directors.

Model code for securities transactions by directors

The Company has adopted the Model Code as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standards set out in the Model Code throughout the six months ended 30 June 2008.

Audit committee

The Audit Committee has reviewed, with the management and the auditors of the Company, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the unaudited consolidated financial statements of the Company for the six months ended 30 June 2008. The review conducted by the auditors of the Company was in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants.

Purchase, sale or redemption of the Company's listed securities

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Employee remuneration policies

As at 30 June 2008, the Group had 168 (31 December 2007: 176) employees in the United States, China, Hong Kong and Singapore. The Group's total staff costs for the six months ended 30 June 2008 amounted to HK$40.0 million (30 June 2007: HK$40.2 million).

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve the Group's objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees.

Appreciation

The Board would like to thank the customers, shareholders, business associates and professional advisers for their support and extend its appreciation to all employees for their hard work, dedication and commitment to the Group during the period.

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

19 September 2008

秀人才組成，加上相當成員人數為獨立非執行董事，可確保有關權力及職能充分平衡，不會受損害。

董事進行證券交易的標準守則

本公司已採納標準守則作為本身之證券守則。全體董事經本公司作出具體查詢後確認，於截至二零零八年六月三十日止六個月已全面遵守標準守則所載之所需標準。

審核委員會

審核委員會已與本公司管理層及核數師檢閱本集團所採納之會計準則及慣例，並就審核、內部監控及財務申報事宜(包括檢閱本集團截至二零零八年六月三十日止六個月之未經審核綜合財務報表)進行討論。本公司核數師進行之檢閱乃根據香港會計師公會所頒佈之香港檢閱準則第2410號「由實體的獨立核數師執行中期財務資料檢閱」進行。

買賣或贖回本公司之上市證券

期內，本公司或其任何附屬公司概無買賣或贖回本公司任何上市證券。

僱員薪酬政策

於二零零八年六月三十日，本集團於美國、中國、香港及新加坡共有168名僱員(二零零七年十二月三十一日：176名)。於截至二零零八年六月三十日止六個月，本集團之總員工成本為40,000,000港元(二零零七年六月三十日：40,200,000港元)。

本集團之薪酬政策與本集團經營所在地之市場慣例相符，並按個別僱員之表現及經驗制訂。本集團已設立獎勵花紅計劃，以推動及獎勵各職級之僱員努力工作，實現本集團目標。除薪金及花紅外，本集團亦向其僱員提供其他福利，包括公積金及醫療津貼。

致謝

董事會謹此對全體客戶、股東、業務夥伴及專業顧問之支持，以及全體僱員於期內為本集團作出之貢獻及努力致以衷心感謝。

承董事會命
公司秘書
劉偉明

二零零八年九月十九日

上述任何人士之任何全權信託。自採納附屬公司計劃規則及程序以來，概無附屬公司根據附屬公司計劃規則及程序之條款及條件動用其購股權計劃權力。

期內，本公司之董事、主要行政人員、主要股東、貨物或服務供應商或舊購股權計劃下之合資格僱員以外之其他參與者概無持有任何購股權。

於二零零八年六月三十日，已授出但尚未行使之購股權詳情如下：

授出日期	行使期間	行使價 *港元*	購股權數目 於二零零七年一月一日	年內失效	於二零零七年十二月三十一日	期內失效	於二零零八年六月三十日
一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	1.40	15,000	-	15,000	-	15,000
一九九九年十一月十六日	二零零零年十一月十六日至二零零九年十月二十四日	1.60	7,500	-	7,500	-	7,500
一九九九年十二月二十三日	二零零零年十二月二十三日至二零零九年十月二十四日	2.00	35,000	-	35,000	-	35,000
二零零零年四月二十八日	二零零一年四月二十八日至二零零九年十月二十四日	3.30	40,000	(15,000)	25,000	-	25,000
二零零零年八月九日	二零零一年八月九日至二零零九年十月二十四日	2.30	30,000	-	30,000	-	30,000
二零零零年十月二十五日	二零零一年十月二十五日至二零零九年十月二十四日	1.20	20,000	-	20,000	-	20,000
合計			147,500	(15,000)	132,500	-	132,500

企業管治

本公司之董事承諾維持高度企業管治，克盡己任，以股東之最大利益為先，並提高股東長遠之價值。除下文所述之一項偏離外，就本公司董事所知，概無任何資料足以合理地顯示本公司於截至二零零八年六月三十日止六個月任何時間未有或未曾遵守上市規則附錄十四所載之企業管治常規守則(「企業管治守則」)。

企業管治守則守則A.2.1訂明主席與行政總裁的角色應有區分，並不應由一人同時兼任，使責任不會集中於一位人士。本公司已確立及以書面記錄本公司主席及行政總裁(由董事總經理出任)之各自責任，制訂成為其書面政策指引的一部份，並明確說明主席負責領導工作，確保董事會有效運作，而董事總經理則獲授權並負責監督由董事會制定之預算及目標之實施情況。然而，自本公司前副主席兼董事總經理Kuldeep Saran先生於二零零七年六月十六日離世後，在董事會一致批准下，本公司主席衛斯文先生同時肩負本公司行政總裁之角色。董事會已重新評估本公司偏離企業管治守則A.2.1而可能產生之不良影響，並相信由一人兼任主席與行政總裁之角色於計劃擴充藍圖及執行業務策劃及發展策略時更具效益及效率。同時，董事會相信，董事會由經驗豐富之優

其他資料(續)

主要股東

於二零零八年六月三十日，根據證券及期貨條例第336條須予存置之登記冊所記錄，或本公司所獲知會，下列人士(不包括本公司董事或主要行政人員)於本公司之股份及相關股份中擁有之權益及淡倉如下。

股東名稱	所持股份數目	持股概約百分比
Goldstone Trading Limited	100,000,200*	19.1%
Future (Holdings) Limited	74,676,461	14.3%
Great Wall Holdings Limited	67,962,428*	13.0%
Cannizaro Asia Master Fund Limited	34,600,000	6.6%

* *彼等之權益與上文「董事之證券權益」一段內之附註所披露衛斯文先生(透過Goldstone Trading Limited持有)及許博志先生(透過Great Wall Holdings Limited持有)之公司權益相同。*

上文所披露之所有權益均為本公司股份之好倉。

除上文所披露者外，於二零零八年六月三十日，根據證券及期貨條例第336條須予存置之登記冊所記錄，或本公司所獲知會，本公司未悉任何其他人士(本公司董事或主要行政人員除外)於本公司之股份或相關股份中，擁有任何權益或淡倉。

購股權計劃

本公司

根據於一九九九年十月二十五日舉行之股東特別大會上採納之本公司僱員購股權計劃，本公司董事可按該計劃規定之條款及條件，酌情邀請本集團之合資格僱員(包括本公司之執行董事)接納可認購本公司股份之購股權。此計劃已於二零零二年六月二十八日舉行之股東特別大會上被終止，惟根據該計劃已授出但未行使之購股權其後仍然有效並受該計劃條款約束。

於二零零二年六月二十八日，本公司採納一項新購股權計劃。根據新購股權計劃，本公司董事可按該計劃規定之條款及條件，酌情授出購股權予(i)本集團各成員公司或聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商及／或(ii)全權信託對象包括上述任何人士之任何全權信託。本公司自採納新購股權計劃以來並無據其授出任何購股權。

附屬公司

於二零零二年六月二十八日，本公司就其附屬公司之購股權計劃採納計劃規則及程序(「附屬公司計劃規則及程序」)。根據附屬公司計劃規則及程序，各附屬公司可按符合附屬公司計劃規則及程序之條款及條件採納彼等各自之購股權計劃。據此，各有關附屬公司之董事會可酌情授出購股權予(i)附屬公司及其附屬公司、其任何控股公司或任何聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商及／或(ii)全權信託對象包括

其他資料

董事之證券權益

於二零零八年六月三十日，根據證券及期貨條例第352條須予存置之登記冊所記錄，或本公司及香港聯合交易所有限公司(「聯交所」)根據上市規則附錄10所載上市發行人董事進行證券交易的標準守則(「標準守則」)所獲知會，本公司董事及主要行政人員於本公司及其相關法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份及相關股份中之權益載列如下。

董事姓名	身份	所持股份*數目	概約持股百分比
衛斯文	由受控制法團持有	112,940,200 *(附註1)*	21.6%
許博志	個人	3,949,914	0.8%
	由受控制法團持有	67,962,428 *(附註2)*	13.0%
林祥貴	個人	2,240,000	0.4%
韋雅成	個人	10,000	0.0%

* *「股份」指本公司股本中每股0.01港元之普通股。*

附註：

1. 12,940,000股股份由Siemens Enterprises Limited實益擁有，100,000,200股股份則由Goldstone Trading Limited實益擁有，該兩間公司均由衛斯文先生控制。

2. 67,962,428股股份由許博志先生控制之Great Wall Holdings Limited實益擁有。

上文披露之所有權益均為本公司股份之好倉，而於二零零八年六月三十日，董事概無持有任何相關股份。

除上文所披露者外，於二零零八年六月三十日，根據證券及期貨條例第352條須予存置之登記冊所記錄，或本公司及聯交所根據標準守則所獲知會，本公司董事或主要行政人員(包括彼等之配偶及未滿18歲之子女)概無於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有權益或淡倉。

董事可收購股份或債券之安排

除下文「購股權計劃」一段所述本公司或其任何附屬公司已採納或可能採納之購股權計劃外，本公司或其任何附屬公司概無於期內訂立任何安排，致使本公司任何董事或主要行政人員可藉收購本公司或任何其他法人團體之股份或債券而獲益，而本公司董事、主要行政人員或彼等之配偶或未滿18歲之子女於期內亦概無擁有或獲授予任何可認購本公司或其相聯法團(定義見證券及期貨條例第XV部)股份或債券之權利，亦無於期內行使任何該等權利。

財務回顧

業績

於回顧期內，本集團之營業額由398,000,000港元減少1.3%至393,000,000港元。

本期間之毛利減少至95,300,000港元，而去年同期則為103,900,000港元。

本集團於回顧期內之EBITDA由去年同期之38,500,000港元(其中包括被視為出售附屬公司部份權益之一次性盈利17,400,000港元)減少61.8%至14,700,000港元。

期內之經營溢利為4,600,000港元，而二零零七年首六個月則為30,100,000港元。

本公司股權持有人應佔綜合純利由去年同期之26,700,000港元(其中包括被視為出售附屬公司部份權益之一次性盈利17,400,000港元)減少至2,000,000港元。

中期股息

董事會不建議就截至二零零八年六月三十日止六個月派付股息(二零零七年六月三十日：無)。

資本結構、流動資金及融資

本集團繼續維持穩健之流動資金狀況；流動資產淨值為154,100,000港元(二零零七年十二月三十一日：155,500,000港元)。於二零零八年六月三十日，本集團之資產淨值輕微增長至228,000,000港元(二零零七年十二月三十一日：224,500,000港元)。

現金及銀行結餘(不包括已抵押銀行存款)於二零零八年六月三十日為160,800,000港元(二零零七年十二月三十一日：181,700,000港元)。於二零零八年六月三十日，本集團抵押銀行存款為數2,200,000港元(二零零七年十二月三十一日：2,100,000港元)予銀行，作為就本集團如期付款而向若干電訊網絡商提供擔保之抵押。

於二零零八年六月三十日，本集團之銀行借款(指就二零零六年WRLD Alliance交易借予一間附屬公司之銀行貸款)為9,600,000港元(二零零七年十二月三十一日：14,700,000港元)。本集團之銀行借款乃以美元為單位按固定息率，並以(其中包括)該附屬公司之應收貿易款項作抵押擔保。

於二零零八年六月三十日，本集團之設備租賃融資負債為300,000港元(二零零七年十二月三十一日：400,000港元)。

本集團之負債資產比率(按借款總額佔資產淨值之百分比計算)為4.3%(二零零七年十二月三十一日：6.7%)，主要因償還部份銀行貸款所致。

外匯風險

由於本集團大部份之資產、負債及收支主要以港元及美元計算，故此本集團認為，只要港元兑美元之匯率繼續為聯繫匯率，則並無重大外匯波動風險。由於新加坡業務之現金流入不斷增加，故此本集團將密切監察新加坡元兑美元之匯率，並於適當時採取必要之行動，減低上述外匯風險。

或然負債及承擔

於二零零八年六月三十日，並無重大或然負債或承擔。

除上述者外，就董事所知，本公司二零零七年年報內所披露之資料並無任何重大變動。

為基礎之服務，以迎合特定垂直市場，而非僅提供基本商品化IDD產品。於回顧期內，ZONE香港成功爭取於多間服務式公寓使用其專利之「通話結算系統」，不僅有助改善其業務之持續盈利，並成功建立客戶之忠誠度及開創交叉銷售其他增值服務之機會。

ZONE香港繼續投放資源於與主要潛在夥伴建立關係及於中國發展業務。ZONE中國與中國電信訂下協議，推廣及轉售其位於深圳的互聯網數據中心(IDC)設施，以及訂立渠道銷售協議推廣其「黃頁」產品及服務。為保持ZONE香港於本地市場之競爭力，其已逐漸將位於香港之大部分後勤工序遷往深圳，成功減低間接經營成本，尤其於工程支援、產品開發及客戶服務方面之員工成本。

ZONE新加坡進一步加強其銷售及推廣，以迎合企業市場及重塑其業務組合為以企業客戶為主要對象。在經濟狀況低迷、競爭加劇及經營成本增加之情況下，ZONE新加坡成功維持首六個月之收益及經營溢利與去年同期相若。於下半年，在ZONE新加坡集中於在完成提升其以網際規約(IP)為基礎之交換機設備後推出新推廣計劃及新服務之時，ZONE新加坡將於維持其經營成本於可管理水平方面保持警惕，因通脹預期仍然會高企一段時候。其亦將考慮開拓新加坡不斷變化之資訊傳播及外地勞工市場環境，發掘將收益分佈於該等行業之新機會。

ZONE亞洲面向全球市場之VoIP服務「ZoiPPE」繼續擴大其用戶群(尤其是透過其ZoiPPE Friends (*www.zoippefriends.com*))計劃，以及亦透過於任何設有WiFi之流動電話(*mobile.zoippe.com*)及最新之蘋果iPhone平台(*iphone.zoippe.com*)提供ZoiPPE「Link-up」服務以擴充其流動互聯網領域之服務。此外，為配合以更全面之方法推廣其服務，ZoiPPE最近已聯同ZONE香港與一家主要流動電話生產商合作推廣其設有WiFi並預先配置ZONE以SIP為基礎之VoIP功能之最新流動電話。

除集中克服於經濟放緩、通脹對利潤之影響及美國電訊業ILEC行業之結構性轉變後對其核心電訊業務所面對之挑戰外，本集團已強化其業務團隊及將繼續投入資源專注開拓於亞洲無線寬頻接入(BWA)市場之參與安排。同時，本集團正積極尋找機會擴充於中國之業務領域。

展望未來，雖然現在難以確定全球金融市場及經濟不穩所帶來的影響，本集團對二零零八年餘下時間審慎樂觀，相信本集團業務會有改善。本集團擁有強健資產負債結構及穩健的現金狀況，並將致力於收益增長、透過審慎理財及管理提升經營效率及尋找新途徑擴大其市場接觸層面。在此期間，本集團仍相信其值得尋求對本集團有協同價值之投資機會。於未來數月，本集團亦預期利用最新之流動WiMAX科技進一步爭取進入亞洲BWA市場。

業務回顧及展望

於回顧期內，本集團之業務表現開始面臨全球經濟放緩及持續通脹壓力之負面影響。本集團之營業額輕微下跌1.3%至393,000,000港元。雖然本集團純利由二零零七年同期之26,600,000港元減少至1,900,000港元，但其仍然錄得盈利。EBITDA由去年同期之38,500,000港元減少至14,700,000港元。然而，本集團之財務狀況維持穩健，總資產淨值達228,000,000港元，其中包括現金及銀行結餘160,800,000港元。

ZONE於美國之業務(「ZONE美國」)在二零零八年首六個月之營業額達343,800,000港元，較二零零七年同期減少1.6%。二零零八年上半年對ZONE美國而言為充滿挑戰之時期，主要由於美國電訊業獨立交換網絡商(「ILEC」)行業之結構性轉變，以及因美國經濟低迷所致。

於回顧期內，ZONE美國其中一個主要當地網絡商臨時宣佈大幅調高國內通訊之價格。因此，ZONE美國須於短時間內轉移大量客戶之電話路線，以減輕繁重之成本增幅。憑藉ZONE美國已提升之交換機設備及安裝接駁至其他第一級網絡商夥伴之專用線路，成功透過其交換機設備重設大多數客戶之通訊路由。相比之下，於同期內，美國許多較小型之轉售商由於欠缺令彼等能如ZONE美國般輕易轉線之交換機設備或資源，因而導致彼等之經營利潤大幅減少，很多時甚至被市場淘汰。於二零零八年首六個月內，由於ZONE美國須投放大量管理、客戶服務及技術資源以有效地管理此過渡時期，ZONE美國錯失部分新商機及流失其部分對價格較敏感之客戶。ZONE美國已克服期內遇到的困難，並已取得更佳位置，成為美國主要網絡商之主導直接轉售商之一。ZONE美國明顯為客戶創造與競爭對手不同之價值。此轉變亦已淘汰部分於ILEC行業之競爭對手。

ZONE美國亦啟動多項積極措施擴充其收入來源，改善毛利率及減低經營成本，已成功並將繼續緩和市況低迷的影響。舉例說，憑藉其以網際規約(IP)為基礎之新軟交換機設備，ZONE美國現時於運用其最新的「最低成本轉駁」平台方面擁有競爭優勢。該等相同設施配合ZONE於新加坡及香港之業務，使ZONE美國大大促進對亞洲目的地之路由通訊有興趣之美國客戶之互相聯繫。

ZONE美國成功加強其銷售及業務發展計劃，取得轉駁國際長途通訊至主要目的地例如中國、墨西哥及中東方面之大型批發客戶(包括第一級網絡商夥伴)。同時，ZONE美國繼續推出新服務。例如，作為其流動虛擬網絡營辦商(MVNO)服務之擴展，ZONE美國現正制定計劃以零售方式提供流動服務，打算向其本身之企業客戶首次提供該等服務。

ZONE於亞洲業務(「ZONE亞洲」)之營業額為48,900,000港元，較去年同期之46,700,000港元增加2,200,000港元。由於競爭持續令傳統IDD業務之利潤下降，ZONE亞洲加強提供更多以解決方案

中期財務報表檢閱報告書

MAZARS CPA LIMITED
馬賽會計師事務所有限公司
34th Floor, The Lee Gardens,
33 Hysan Avenue, Causeway Bay, Hong Kong
香港銅鑼灣希慎道33號利園廣場34樓
Tel 電話: (852) 2909 5555
Fax 傳真: (852) 2810 0032
Email 電郵: info@mazars.com.hk
Website 網址: www.mazars.com.hk

致**e-Kong Group Limited**
(於百慕達註冊成立之有限公司)

審核委員會

引言

本核數師已檢閱載於第1頁至第10頁之中期財務報表，包括e-Kong Group Limited(「貴公司」)及其附屬公司(統稱「貴集團」)截至二零零八年六月三十日之簡明綜合資產負債表及截至該日止六個月期間之相關簡明綜合收益表、權益變動表及現金流量表以及附註說明。香港聯合交易所有限公司證券上市規則規定，上市公司之中期財務報表的編製須符合相關條文及香港會計師公會頒佈之香港會計準則第34號「中期財務報告」(「香港會計準則第34號」)的規定。 貴公司董事須負責按照香港會計準則第34號編製及呈列此等中期財務報表。

本核數師之責任是根據我們的檢閱對此等中期財務報表作出結論，並按照雙方所協定之委聘書條款僅向 閣下滙報而不作其他用途。我們不會就本報告書之內容向任何其他人士負上或承擔任何責任。

檢閱範圍

本核數師已按照香港會計師公會所頒佈之香港檢閱準則第2410號「由實體的獨立核數師執行中期財務資料檢閱」進行檢閱工作。中期財務報表之檢閱包括向主要負責財務和會計事務之人員作出查詢，及進行分析和其他檢閱程序。由於檢閱的範圍遠較根據香港審計準則進行審核之範圍為小，故此檢閱未能確保我們可以知悉在審核中可能被發現之所有重大事項。因此，我們不會發表審核意見。

結論

根據本核數師之檢閱，我們並無發現任何事項，致使我們相信中期財務報表在各重大方面未有按照香港會計準則第34號編製。

馬賽會計師事務所有限公司
執業會計師

香港，二零零八年九月十九日

郭婉文
執業證書號碼：P04604

11. 貿易及其他應付款項

	於二零零八年 六月三十日 (未經審核) *千港元*	於二零零七年 十二月三十一日 (經審核) *千港元*
應付貿易款項	**41,418**	51,203
其他應付款項		
應計費用及其他應付款項	**54,920**	53,732
	96,338	104,935

貿易及其他應付款項包括應付貿易款項，有關賬齡分析(按發票日期)如下：

	於二零零八年 六月三十日 (未經審核) *千港元*	於二零零七年 十二月三十一日 (經審核) *千港元*
少於一個月	**38,839**	40,462
一至三個月	**1,859**	10,284
超過三個月但少於十二個月	**720**	457
	41,418	51,203

10. 貿易及其他應收款項

	於二零零八年六月三十日（未經審核）*千港元*	於二零零七年十二月三十一日（經審核）*千港元*
應收貿易款項	**90,816**	82,797
其他應收款項		
按金、預付款項及其他應收款項	**9,951**	8,792
	100,767	91,589

本集團銷售之信貸期主要介乎30至90日不等。貿易及其他應收款項包括應收貿易款項（已扣除呆賬撥備），有關賬齡分析（按發票日期）如下：

	於二零零八年六月三十日（未經審核）*千港元*	於二零零七年十二月三十一日（經審核）*千港元*
少於一個月	**78,485**	74,197
一至三個月	**11,913**	8,377
超過三個月但少於十二個月	**418**	223
	90,816	82,797

8. 購置及出售物業、機器及設備

期內，本集團購置及出售之物業、機器及設備為10,540,000港元(二零零七年十二月三十一日：9,095,000港元)及87,000港元(二零零七年十二月三十一日：12,188,000港元)。

9. 無形資產

	於二零零八年六月三十日(未經審核) *千港元*	於二零零七年十二月三十一日(經審核) *千港元*
開發成本	**3,597**	3,597
客戶合約	**52,933**	52,933
	56,530	56,530
減：攤銷	**(20,377)**	(15,026)
	36,153	41,504

開發成本代表就開發以網際規約(IP)為基礎的新通訊產品及服務所錄得之成本。

客戶合約代表根據與第三方訂立資產收購協議所購入之無形資產。根據該協議，收購若干與在美國提供長途電訊服務有關之電訊服務資產，該成本已被資本化及現按直線法於五年內攤銷。

4. 除稅前溢利

除稅前溢利已扣除下列各項：

	截至六月三十日止六個月	
	二零零八年 (未經審核) *千港元*	二零零七年 (未經審核) *千港元*
財務費用：		
銀行貸款及其他借款(須於五年內全數償還)之利息	**(420)**	(1,218)
財務租賃承擔之財務費用	**(7)**	(11)
	(427)	(1,229)
上市投資虧損：已列入經營及行政開支內	**(883)**	–

5. 稅項

	截至六月三十日止六個月	
	二零零八年 (未經審核) *千港元*	二零零七年 (未經審核) *千港元*
現行稅項		
海外所得稅	**(2,284)**	(2,227)

由於本集團於期內之應課稅溢利已全數被往年積存之承前稅項虧損抵銷，因此並無對香港利得稅作出撥備。

海外稅項乃指若干附屬公司根據其經營所在國家適用之稅率計算之所得稅。

6. EBITDA

EBITDA指未扣除利息開支、稅項、折舊及攤銷前之盈利。

7. 每股盈利

截至二零零八年六月三十日止六個月之每股基本盈利，乃根據本公司股權持有人應佔綜合溢利1,959,000港元(二零零七年六月三十日：26,659,000港元)及期內已發行股份之加權平均數522,894,200股(二零零七年六月三十日：506,518,509股)計算。

由於購股權之行使價較每股平均市場價格為高，因此並無呈列截至二零零八年及二零零七年六月三十日止六個月之每股攤薄盈利。

2. 營業額及分部資料*(續)*

(b) 按業務分部劃分：

	截至六月三十日止六個月					
	二零零八年			二零零七年		
	電訊業務 (未經審核) *千港元*	其他 (未經審核) *千港元*	綜合 (未經審核) *千港元*	電訊業務 (未經審核) *千港元*	其他 (未經審核) *千港元*	綜合 (未經審核) *千港元*
營業額						
對外銷售	**392,742**	**246**	**392,988**	396,177	1,779	397,956
業績						
分部業績	**14,869**	**(27)**	**14,842**	23,284	(31)	23,253
財務費用			**(427)**			(1,229)
其他經營收入及開支			**(10,193)**			6,802
除稅前溢利			**4,222**			28,826
稅項			**(2,284)**			(2,227)
期內溢利			**1,938**			26,599

3. 其他收益及收入

	截至六月三十日止六個月 二零零八年 (未經審核) *千港元*	二零零七年 (未經審核) *千港元*
銀行存款之利息收入	**962**	1,955
被視為出售附屬公司部份權益之盈利*(附註)*	**–**	17,402
其他	**32**	–
	994	19,357

*附註：*被視為出售附屬公司部份權益之盈利乃指由一名機構投資者認購附屬公司之5%股本而產生。

1. 編製基準及會計政策

簡明綜合財務報表未經審核，乃根據香港會計師公會(「香港會計師公會」)頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則(「上市規則」)之適用披露規定而編製。此等中期財務報表所採納之會計政策及編製基準與本公司二零零七年年報所採納者一致。

本集團並無提前採納香港會計師公會頒佈而對本期間尚未生效之新增及經修訂準則或詮釋。本集團並未預期在將來採納該等準則或詮釋會對本集團之業績造成任何重大影響。

2. 營業額及分部資料

本集團期內按地區及業務分部劃分之營業額及業績分析如下：

(a) *按地區分部劃分：*

	截至六月三十日止六個月							
	二零零八年				二零零七年			
	北美洲 (未經審核) *千港元*	亞太區 (未經審核) *千港元*	抵銷 (未經審核) *千港元*	綜合 (未經審核) *千港元*	北美洲 (未經審核) *千港元*	亞太區 (未經審核) *千港元*	抵銷 (未經審核) *千港元*	綜合 (未經審核) *千港元*
營業額								
對外銷售	343,788	49,200	–	392,988	349,476	48,480	–	397,956
分部間銷售	–	1,963	(1,963)	–	–	664	(664)	–
	343,788	51,163	(1,963)	392,988	349,476	49,144	(664)	397,956
業績								
分部業績	3,463	11,379	–	14,842	11,598	11,655	–	23,253
財務費用				(427)				(1,229)
其他經營收入及開支				(10,193)				6,802
除稅前溢利				4,222				28,826
稅項				(2,284)				(2,227)
期內溢利				1,938				26,599

分部間銷售乃按當時市場價格計算列賬。

簡明綜合現金流量表

截至二零零八年六月三十日止六個月

	截至六月三十日止六個月	
	二零零八年	二零零七年
	(未經審核)	(未經審核)
	千港元	*千港元*
經營業務(所用)/所得現金淨額	**(5,756)**	5,205
投資業務(所用)/所得現金淨額	**(11,391)**	14,986
融資業務(所用)/所得現金淨額	**(5,226)**	40,803
現金及現金等值項目(減少)/增加淨額	**(22,373)**	60,994
於一月一日之現金及現金等值項目	**183,799**	101,909
現金及現金等值項目匯兌盈利	**1,589**	–
於六月三十日之現金及現金等值項目	**163,015**	162,903
現金及現金等值項目之結餘分析		
已抵押銀行存款	**2,215**	2,050
現金及銀行結餘	**160,800**	160,853
	163,015	162,903

簡明綜合權益變動表

截至二零零八年六月三十日止六個月

	本公司股權持有人應佔								
	股本（未經審核）*千港元*	股份溢價（未經審核）*千港元*	匯兌儲備（未經審核）*千港元*	股本贖回儲備（未經審核）*千港元*	實繳盈餘（未經審核）*千港元*	累計溢利（未經審核）*千港元*	總額（未經審核）*千港元*	少數股東權益（未經審核）*千港元*	權益總額（未經審核）*千港元*
於二零零八年一月一日	5,229	68,341	1,067	6	83,489	65,353	223,485	1,005	224,490
換算海外附屬公司時之匯兌差額	–	–	1,620	–	–	–	1,620	–	1,620
期內溢利	–	–	–	–	–	1,959	1,959	(21)	1,938
於二零零八年六月三十日	**5,229**	**68,341**	**2,687**	**6**	**83,489**	**67,312**	**227,064**	**984**	**228,048**
於二零零七年一月一日	4,709	23,461	(598)	6	83,489	21,050	132,117	–	132,117
發行新股份	520	46,280	–	–	–	–	46,800	–	46,800
股份發行開支	–	(1,395)	–	–	–	–	(1,395)	–	(1,395)
被視為出售附屬公司部份權益	–	–	–	–	–	–	–	1,088	1,088
期內溢利	–	–	–	–	–	26,659	26,659	(60)	26,599
於二零零七年六月三十日	5,229	68,346	(598)	6	83,489	47,709	204,181	1,028	205,209

簡明綜合資產負債表
於二零零八年六月三十日

	附註	於二零零八年 六月三十日 (未經審核) 千港元	於二零零七年 十二月三十一日 (經審核) 千港元
非流動資產			
物業、機器及設備	8	**24,795**	18,799
無形資產	9	**36,153**	41,504
遞延稅項資產		**13,634**	13,634
		74,582	73,937
流動資產			
貿易及其他應收款項	10	**100,767**	91,589
已抵押銀行存款		**2,215**	2,137
現金及銀行結餘		**160,800**	181,662
		263,782	275,388
流動負債			
貿易及其他應付款項	11	**96,338**	104,935
銀行借款之即期部份		**9,555**	10,430
財務租賃承擔之即期部份		**210**	206
應付稅項		**3,563**	4,288
		109,666	119,859
流動資產淨值		**154,116**	155,529
總資產減流動負債		**228,698**	229,466
非流動負債			
銀行借款		**–**	4,250
財務租賃承擔		**108**	213
遞延稅項負債		**542**	513
資產淨值		**228,048**	224,490
資本及儲備			
股本		**5,229**	5,229
儲備		**221,835**	218,256
本公司股權持有人應佔權益		**227,064**	223,485
少數股東權益		**984**	1,005
權益總額		**228,048**	224,490

簡明綜合收益表

截至二零零八年六月三十日止六個月

e-Kong Group Limited(「本公司」)之董事會(「董事會」)謹此提呈本公司及其附屬公司(統稱為「本集團」)截至二零零八年六月三十日止六個月之未經審核中期業績與二零零七年同期之比較數字。此業績未經審核,惟已由本公司之審核委員會及核數師檢閱。

		截至六月三十日止六個月	
		二零零八年	二零零七年
		(未經審核)	(未經審核)
	附註	*千港元*	*千港元*
營業額	*2*	**392,988**	397,956
銷售成本		**(297,643)**	(294,011)
毛利		**95,345**	103,945
其他收益及收入	*3*	**994**	19,357
		96,339	123,302
銷售及分銷開支		**(25,384)**	(29,100)
業務宣傳及市場推廣開支		**(2,638)**	(4,068)
經營及行政開支		**(53,592)**	(51,613)
折舊及攤銷		**(10,076)**	(8,466)
經營溢利		**4,649**	30,055
財務費用	*4*	**(427)**	(1,229)
除稅前溢利	*4*	**4,222**	28,826
稅項	*5*	**(2,284)**	(2,227)
期內溢利		**1,938**	26,599
應佔期內溢利:			
本公司股權持有人		**1,959**	26,659
少數股東權益		**(21)**	(60)
期內溢利		**1,938**	26,599
EBITDA	*6*	**14,725**	38,521
		港仙	*港仙*
每股盈利	*7*		
基本		**0.4**	5.3
攤薄		**不適用**	不適用

公司資料

董事會
執行董事
衛斯文 *(主席)*
林祥貴

非執行董事
許博志

獨立非執行董事
韋雅成
高來福 太平紳士
Gerald Clive Dobby

公司秘書
劉偉明

核數師
馬賽會計師事務所有限公司
執業會計師

法律顧問
的近律師行
康德明律師事務所

主要往來銀行
香港上海滙豐銀行有限公司
中國銀行(香港)有限公司
星展銀行有限公司
The Bancorp Bank

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

主要營業地點
香港
中環皇后大道中15號
置地廣場
告羅士打大廈3705室
電話：+852 2801 7188
傳真：+852 2801 7238

股份代號
香港聯交所：	524
美國預託證券股票代號：	EKONY
CUSIP參考號碼：	26856N109

網址
www.e-kong.com

主要股份過戶登記處
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過戶登記處香港分處
卓佳秘書商務有限公司
香港
灣仔
皇后大道東28號
金鐘匯中心26樓

美國預託證券存管處
The Bank of New York Mellon
BNY Mellon Shareowner Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA

目錄

本報告採用環保紙印刷

e-KONG Group Limited

二零零八年 中期報告

股份代號: 524



展望

CR

Companies Registry
公 司 註 冊 處

# of a Non-Hong Kong Company
非香港公司周年申報表

(Companies Ordinance s. 334(1) – (4))
(《公司條例》第 334(1) – (4) 條)

RECEIVED
OCT 27 A 10:
OFFICE OF INFORMATION

Form 表格 **N3**

Important Notes 重要事項

- Please read the accompanying notes before completing this form. Please print in black ink.
- 填表前請參閱《填表須知》。請用黑色墨水列印。

Company Number 公司編號

F6726

(Note 註 8) **1 Company Name 公司名稱**

e-Kong Group Limited

2 Date of this Return 本申報表日期

The Most Recent Anniversary of the Date of Registration under Section 333 of the Companies Ordinance
根據《公司條例》第 333 條註冊爲非香港公司的最近周年日期

DD 日	MM 月	YYYY 年
12	10	2008

3 Date of Registration under Section 333 of the Companies Ordinance
根據《公司條例》第 333 條註冊的日期

DD 日	MM 月	YYYY 年
12	10	1994

4 Place of Incorporation 成立爲法團所在的地方

BERMUDA

5 Principal Place of Business in Hong Kong 在香港的主要營業地點

(a) Address of the Principal Place of Business in Hong Kong 在香港的主要營業地點的地址

3705 GLOUCESTER TOWER, THE LANDMARK, 15 QUEEN'S ROAD CENTRAL, HONG KONG

('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)

(Note 註 9) (b) E-mail Address 電郵地址

(Note 註 3) **Presentor's Reference 提交人的資料**

Name 姓名: e-Kong Group Limited

Address 地址: 3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

Tel 電話: 2801 7188 Fax 傳真: 2801 7238

E-mail Address 電郵地址:

Reference 檔號:

For Official Use 請勿填寫本欄

Specification No. 2/2008 (Revision) (July 2008)
指明編號 2/2008 (修訂) (2008 年 7 月)

6 Offices in Place of Incorporation 在成立爲法團所在的地方的辦事處

(a) Address of the Registered Office (or its equivalent) in Place of Incorporation
在成立爲法團所在的地方的註冊辦事處(或等同於註冊辦事處的地方)的地址

CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM11	BERMUDA Country 國家

('Care of' addresses are not acceptable 「轉交」地址恕不接受)

(b) Address of the Principal Place of Business (if any) in Place of Incorporation
在成立爲法團所在的地方的主要營業地點的地址(如有的話)

	Country 國家

('Care of' addresses are not acceptable 「轉交」地址恕不接受)

(Note 註 9) (c) E-mail Address 電郵地址

7 Mortgages and Charges 按揭及押記

Total amount outstanding as at the date of this return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to section 91 of the Companies Ordinance
截至本申報表日期，所有須依據《公司條例》第 91 條向公司註冊處處長登記的按揭及押記的未償還總額

(Note 註 10) ## 8 Authorized Representative in Hong Kong 居於香港的授權代表

A. Individual Appointed as Authorized Representative 以個人身份獲委任的授權代表

(Use Continuation Sheet A if more than 2 authorized representatives 如有超過兩名授權代表，請用續頁A填報)

1 Name in English 英文姓名

Surname 姓氏	Other Names 名字
LIM	SHYANG GUEY

Name in Chinese 中文姓名: 林祥貴

Hong Kong Address 香港地址: 6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG

('Care of' addresses and post office box numbers are not acceptable 「轉交」地址及郵政信箱號碼恕不接受)

(Note 註 11) E-mail Address 電郵地址:

(Note 註 12) Identification 身份證明

a Hong Kong Identity Card Number 香港身份證號碼: P924468(2)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

(Note 註 10) **8 Authorized Representative in Hong Kong 居於香港的授權代表** (cont'd 續上頁)

2 Name in English 英文姓名

Surname 姓氏	Other Names 名字

Name in Chinese 中文姓名

Hong Kong Address 香港地址

('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)

(Note 註 11) **E-mail Address 電郵地址**

(Note 註 12) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼

b Passport 護照

Issuing Country 簽發國家	Number 號碼

B. Authorized Representative Other Than Individual 以非個人身份擔任授權代表

(Use Continuation Sheet A if more than 1 authorized representative 如有超過一名授權代表，請用續頁A填報)

Please tick the relevant box 請在適用的空格內加上 ✓ 號

Nature of the Firm or Corporation 商號或法團的性質

☐ A firm of solicitors or a solicitor corporation 律師商號或法團

☐ A firm or corporation of certified public accountants (practising) 執業會計師商號或法團

Name in English 英文名稱

Name in Chinese 中文名稱

(Note 註 13) **Hong Kong Address 香港地址**

('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)

(Note 註 11) **E-mail Address 電郵地址**

F6726

9 Secretary 秘書

A. Individual Secretary 個人秘書

(Use Continuation Sheet B if more than 1 individual secretary 如有超過一名個人秘書，請用續頁 B 填報)

Name in English 英文姓名

Surname 姓氏	Other Names 名字
LAU	WAI MING RAYMOND

Name in Chinese 中文姓名

Previous Names 前用姓名

Alias 別名

Residential Address 住址

FLAT B, 8TH FLOOR, HAVEN COURT,
PENINSULA VILLAGE, DISCOVERY BAY,
LANTAU ISLAND, HONG KONG

Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: D808576(6)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

B. Corporate Secretary 法人團體秘書

(Use Continuation Sheet B if more than 1 corporate secretary 如有超過一名法人團體秘書，請用續頁 B 填報)

(Note 註 16) **Name in English 英文名稱**

(Note 註 16) **Name in Chinese 中文名稱**

(Note 註 17) **Address 地址**

Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

Company Number 公司編號
(Only applicable to body corporate registered in Hong Kong)
(只適用於在香港註冊的法人團體)

F6726

10 Directors 董事

A. Individual Director 個人董事

(Use Continuation Sheet C if more than 2 individual directors 如有超過兩名個人董事，請用續頁 C 填報)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **1 Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事 | Alternate to 代替:

Name in English 英文姓名

Surname 姓氏	Other Names 名字
SIEMENS	RICHARD JOHN

Name in Chinese 中文姓名: 衛斯文

Previous Names 前用姓名:

Alias 別名:

Residential Address 住址:
NO. 12-16 TAI TAM ROAD,
HOUSE A,
HONG KONG

Country 國家:

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**:

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: K674811(2)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

Form 表格 **N3**

Company Number 公司編號

F6726

10 Directors 董事 (cont'd 續上頁)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) 2 **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替:

Name in English 英文姓名	Surname 姓氏: LIM
	Other Names 名字: SHYANG GUEY
Name in Chinese 中文姓名	林祥貴
Previous Names 前用姓名	
Alias 別名	
Residential Address 住址	6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG
	Country 國家:

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: P924468(2)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

10 Directors 董事 (cont'd 續上頁)

B. Corporate Director 法人團體董事

(Use Continuation Sheet D if more than 1 corporate director 如有超過一名法人團體董事，請用續頁D填報)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份** ☐ Director 董事 ☐ Alternate Director 候補董事 Alternate to 代替

Name in English 英文名稱

Name in Chinese 中文名稱

(Note 註 17) **Address 地址** Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

Company Number 公司編號
(Only applicable to body corporate registered in Hong Kong)
(只適用於在香港註冊的法人團體)

11 Share Capital 股本 *(As at the date of this return 截至本申報表日期)*

(Only applicable to a company having a share capital 只適用於有股本公司)

Authorized Share Capital 法定股本
(If not applicable, please state 'NA')
(如不適用，請填上「不適用」)

Currency 貨幣單位	Total Nominal Value 總面值
HKD	HKD120,000,000

Issued Share Capital 已發行股本
(If not applicable, please state 'NA')
(如不適用，請填上「不適用」)

Currency 貨幣單位	Total Nominal Value 總面值
HKD	HKD5,228,942

12 Accounts 帳目

(Please complete Section A or B as appropriate 請填報A或B項)

(Note 註 19) **A. Accounts required under section 336 of the Companies Ordinance are submitted with this form**
隨本表格提交《公司條例》第 336 條規定的帳目

Period Covered by the Accounts 該等帳目所涵蓋的會計期

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
01	01	2007		31	12	2007

(Note 註 20) **B. Accounts required under section 336 of the Companies Ordinance are not submitted with this form for the following reason: -**
並無隨表提交《公司條例》第 336 條規定的帳目，原因如下：-

Please tick the relevant box 請在適用的空格內加上 ✓ 號

☐ The company is neither required by the law of the place of its incorporation, the laws of any other jurisdictions where the company is registered as a company, nor the rules of the stock exchange or similar regulatory bodies in any of those jurisdictions to publish its accounts or to deliver copies of its accounts to any person in whose office they may be inspected as of right by members of the public.
公司成立爲法團所在的地方的法律或在其註冊成爲公司的任何其他司法管轄區的法律，以及任何該等司法管轄區的證券交易所或類似的監管機構的規章，均沒有規定公司須發表帳目或交付帳目副本予任何人，讓公眾人士按應有權利在該人的辦事處查閱。

☐ The company has been incorporated for less than 18 months prior to the date of delivery of the return under section 334(1) of the Companies Ordinance and the accounts of the company that are required to be published have not been made up.
公司成立爲法團的日期與根據《公司條例》第 334(1)條規定交付申報表的日期相距少於 18 個月，而公司須發表的帳目仍未擬備。

(Note 註 21)

Advisory Note 提示

All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.
所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。

This Return includes the following Continuation Sheet(s). 本申報表包括下列續頁。

Continuation Sheet(s) 續頁	A	B	C	D
Number of pages 頁數	NIL	NIL	4	NIL

(Note 註 5) Signed 簽署 :

Name 姓名 : LAU WAI MING RAYMOND

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~*
董事／秘書／經理／授權代表*

Date 日期 : 21 OCT 2008
DD 日 / MM 月 / YYYY 年

* *Delete whichever does not apply 請刪去不適用者*

表格 N3

Date of Return 本申報表日期

12	10	2008
DD 日	MM 月	YYYY 年

Company Number 公司編號

F6726

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替:

Name in English 英文姓名

Surname 姓氏	Other Names 名字
HICKS	WILLIAM BRUCE

Name in Chinese 中文姓名

許博志

Previous Names 前用姓名

Alias 別名

Residential Address 住址

FIRST FLOOR, 20 BROOM ROAD,
HAPPY VALLEY,
HONG KONG

Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: K323574(2)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

Form 表格 **N3**

(Continuation Sheet C 續頁 C)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
12	10	2008

Company Number 公司編號: F6726

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替:

Name in English 英文姓名

Surname 姓氏	Other Names 名字
DOBBY	GERALD CLIVE

Name in Chinese 中文姓名

Previous Names 前用姓名

Alias 別名

Residential Address 住址

SUITE 1316, MARCO POLO GATEWAY HOTEL,
CANTON ROAD,
TSIM SHA TSUI,
KOWLOON,
HONG KONG

Country 國家:

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: XD204001(3)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

Date of Return 本申報表日期

12	10	2008
DD 日	MM 月	YYYY 年

Company Number 公司編號

F6726

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替

Name in English 英文姓名

Surname 姓氏	Other Names 名字
CRAWFORD	JOHN WILLIAM

Name in Chinese 中文姓名 高來福

Previous Names 前用姓名

Alias 別名

Residential Address 住址

G/F., 22 CONSORT RISE,
POKFULAM,
HONG KONG

Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: K076692(5)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
12	10	2008

Company Number 公司編號: F6726

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) Capacity 身份: ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替:

Name in English 英文姓名

Surname 姓氏	Other Names 名字
WEIR	SHANE FREDERICK

Name in Chinese 中文姓名:

Previous Names 前用姓名:

Alias 別名:

Residential Address 住址:
GROUND FLOOR, 92 ROBINSON ROAD,
MIDLEVELS,
HONG KONG

Country 國家:

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) E-mail Address 電郵地址:

(Note 註 15) Identification 身份證明

a Hong Kong Identity Card Number 香港身份證號碼: K346255(2)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

END